UQM



UQM Technologies, Inc.
Annual Report 2009

Company

UQM Technologies, Inc. is a developer and manufacturer of power dense, high efficiency electric motors, generators and power electronic controllers for the automotive, aerospace, medical, military and industrial markets. A major emphasis of the Company is developing products for the alternative energy technologies sector including propulsion systems for electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles, under-the-hood power accessories and other vehicle auxiliaries and distributed power generation applications. The Company's headquarters, engineering and product development center, and motor manufacturing operation are located in Frederick, Colorado. For more information on the Company, please visit its worldwide website at www.uqm.com.

Our Mission

To improve the capability, performance and energy efficiency of our customers' products by providing them with technologically advanced electric power systems and components – motors, generators and power electronic controllers – that are cost effective, reliable and of superior quality, creating a competitive advantage for them and a cleaner environment for life on our planet.

Financial Profile

(Dollars in thousands, except per share amounts)

		Year Ended March 31,	
		2009	2008
Sales	$	8,728	7,508
Gross Profit		1,766	1,077
Research and Development		593	462
Net Loss		(4,402)	(4,586)
Net Loss Per Common Share		(.17)	(.18)

		March 31, 2009	March 31, 2008
Cash and Short-Term Investments	$	5,794	9,766
Working Capital		6,641	10,510
Total Term Debt		417	523

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things the development of markets for our products and the adequacy of our cash balances and liquidity to meet future operating needs. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements are contained in our Form 10-K filed on May 21, 2009 which is available through our website at www.uqm.com or at www.sec.gov.

TO OUR SHAREHOLDERS

For the third straight year, we achieved double-digit growth in our total revenue, driven by increasing product sales. Total revenue for fiscal 2009 increased 16 percent to $8.7 million with product sales increasing 22 percent to $6 million compared to last year. As a result of increasing volume and improved productivity, our margins improved and losses decreased. Our gross profit margins climbed to 20 percent resulting in an increase in gross profit contribution of $.7 million to $1.8 million for the fiscal year.

In the face of a major recession and declining economy, we were able to improve our financial performance. Many companies, particularly in the automotive sector, have been reporting large decreases in revenue and increasing losses while we experienced the opposite. Our increase in revenue for the fiscal year was driven by a 59 percent increase in unit sales of our two primary electric and hybrid vehicle propulsion system products. Interest in, and demand for, these products continues to be strong and we are responding to many new requests for quotes and proposals. The threat of global warming, the likely return of high fuel prices, the constant reminder of our dependence on foreign oil and the expected benefits of the U.S. Government's stimulus package appear to be effectively motivating vehicle makers and users to keep vehicle electrification a high priority.

"Our increase in revenue for the fiscal year was driven by a 59 percent increase in unit sales of our two primary electric and hybrid vehicle propulsion system products."

Production Programs

The economic downturn has had a negative impact on our conventional actuator motor business. We experienced a significant decline in shipments of auxiliary actuator motors to Lippert Components for use in recreation vehicles, and auxiliary brake actuators to Club Car that are used in their eight passenger golf carts. This revenue decrease was more than offset by increased revenue from our large propulsion systems.

In order to meet the increased demand for our large electric propulsion systems, we took a number of steps during fiscal year 2009 to increase our production capability and capacity. We expanded our manufacturing organization and installed, and are now operating, a Phase I assembly cell which will support the production of over 5,000 units per year on one shift of operation. This semi-automated cell includes a sophisticated material handling system, a motor final assembly machine and a production tester. The cell occupies about 1800 square feet and is tooled for two frame size motors covering a power range from 50 to 200 kW. In addition to achieving a significant increase in production capacity, this new manufacturing cell has provided major improvements in productivity and reductions in assembly costs, contributing to our improved margins. Establishing this manufacturing capability is a critically important step in winning production contracts with our larger customers and will be a key factor in our future success.

In the truck market, we increased our deliveries of DC-to-DC converters to Eaton Corporation. Our converters are part of Eaton's hybrid electric propulsion system which powers medium-duty hybrid trucks including International Truck and Engine Corporation's DuraStar™ Hybrid, Peterbilt Motor Company's Model 330 and Model 335 hybrids and Freightliner Trucks Business Class® M2e Hybrid. In addition to DC-to-DC converters, we have developed a companion DC-to-AC inverter that we expect to move into volume production to meet the growing demand for onboard and export power requirements of hybrid trucks. We view Eaton as a strategic customer and expect to expand the breadth of components sold to them.

With the addition of our new large propulsion motor assembly cell, we now have four dedicated manufacturing cells: 1) our auxiliary actuator motor cell for Lippert Components and Club Car, 2) our auxiliary compressor motor cell for Keith Products, 3) our DC-to-DC converter cell for Eaton Corporation and 4) our new large propulsion motor assembly cell.

Technology Programs

Despite the world economic slowdown, demand for our electric propulsion systems and related products has continued to be strong, driven by an expansion in the number of all-electric and hybrid electric vehicle platforms being developed for potential introduction into the automobile, truck, bus and military vehicle markets.

In order to meet this growing breadth of applications, we have expanded our propulsion system product offerings. In May of 2008, we introduced a new 125 kW (167 horsepower) propulsion system that is a higher power version of our existing 75 kW propulsion system. The 125 kW system has the same package size as the 75 kW system and the highest power density of any of our propulsion systems. In April of 2009, we introduced a new 145 kW (194 horsepower) propulsion system by extending the length of the 125 kW system by 2 inches and increasing its weight by 20 lb. With these additions we now offer a product family that includes 50 kW, 75 kW, 125 kW and 145 kW peak power systems in our smaller 11-inch diameter frame size and 100 kW and 150 kW peak power systems in our larger 16-inch diameter frame size, allowing us to meet a wide range of vehicle performance requirements.

In the passenger automobile market, we have increased our deliveries of prototype and evaluation propulsion systems and/or generators to six international automobile manufacturers (up from three last year). We are also supplying an increased number of electric propulsion systems and/or generators to eight entrepreneurial automobile developers (up from three last year). Several of these companies have announced plans to begin low volume production in 2009 and have taken delivery of limited quantities of our systems for field testing. At the Detroit Auto Show held in mid-January 2009, seven electric and hybrid electric vehicles were displayed which incorporate UQM® propulsion systems and/or generators.

A key factor in our growing penetration of the automobile market has been the recommendation and selection of UQM® systems by many vehicle integrators for use in electric and hybrid electric vehicle development programs that they are performing for their vehicle manufacturing customers. One of our most prominent internationally based integrators, FEV, Inc., recently introduced a Dodge Caliber-based range extended electric concept vehicle (ReEV) powered by a UQM® 125 kW propulsion system and 75 kW generator. The plug-in Caliber ReEV concept has an all-electric range of 40 miles, does 0 to 60 mph in 8.3 seconds and has a top speed of 84 mph. Our selection by FEV and other integrators for their customer vehicle development programs is a clear indication of the performance and packaging advantages of our systems, their ease of application and the high level of support we provide our customers.


FEV
ReEV
FEV's plug-in hybrid Caliber ReEV

Although our primary focus in the truck market is through our relationship with Eaton Corporation, we are also working with both OEM and entrepreneurial electric and hybrid electric truck developers. One of our customers, Electrorides Inc., recently announced that it is developing an all-electric walk-in van based on a Freightliner Chassis. The vehicle is powered by a UQM PowerPhase® 150 electric propulsion system and will complement Electrorides' ZeroTruck™, an all-electric zero emission medium-duty truck also powered by a UQM® PowerPhase® electric propulsion system.

On the bus front, we have been providing propulsion systems to several developers of electric and hybrid electric buses, including the fleet of 36 hybrid electric buses that operate on the 16th Street Mall in downtown Denver. One of our most promising opportunities is with Proterra LLC, who in October 2008, introduced a 35-foot, lightweight, hybrid electric bus. This 37 passenger transit bus features a lightweight composite body and a UQM® PowerPhase® 150 electric propulsion system. A battery electric version of Proterra's bus was recently tested by the Pennsylvania Transportation Institute and achieved over 20 miles per gallon in fuel economy equivalency, which is up to 400 percent better performance than today's conventional diesel and competitor's hybrid electric transit buses.

Our work on government programs, particularly for the U.S. military has remained strong and has the potential of major growth. During the year, we made significant progress on our contracts with the U.S. Air Force to develop advanced silicon carbide based power electronics, with the U.S. Navy to develop advanced shipboard electric motors and with the U.S. Department of Energy and California Energy Commission to develop a distributed electric power grid-connect interface system as part of the government's "smart grid" initiative. We have been developing and supplying systems to several major defense contractors as part of the Future Tactical Truck System (FTTS) and Joint Light Tactical Vehicle (JLTV) programs for transport vehicles as well as for the expected replacement for the High Mobility Multipurpose Wheeled Vehicle (HMMWV). We expect that our role in these programs will expand and lead to significant opportunities for the Company.

Summary

Although the weak economy has been a significant challenge to everyone, fiscal 2009 was an exciting and productive year for UQM Technologies. We believe that demand for our electric propulsion systems will remain strong for the foreseeable future as vehicle makers continue to focus on the development and introduction of electric and hybrid electric vehicles as part of the restructuring of the global automotive industry. While many automotive suppliers are going to be negatively impacted by this shift in product direction, there are going to be winners and we expect to be one of them.

We are very well positioned to benefit from President Obama's alternative energy push for energy independence, lower vehicle emissions and improved fuel efficiency. We are looking forward to additional revenue growth in fiscal 2010 as the positive impacts of the government's stimulus package take effect and the emerging markets we serve continue to develop and expand.

May 21, 2009

William G. Rankin

Chairman, President and Chief Executive Officer

General

UQM Technologies, Inc., ("UQM") is a developer and manufacturer of energy efficient, power dense, electric motors, generators and power electronic controllers. We were incorporated in the state of Colorado in 1967. Our primary focus is incorporating our advanced technology into products aimed at emerging markets for electrically propelled vehicles that are expected to experience rapid growth as well as selected existing commercial markets. We operate our business in two segments: 1) technology - which encompasses the further advancement and application of our proprietary motors, generators, power electronics and software; and 2) power products - which encompasses the manufacture of motors, generators, power electronic controllers and related products. Our $0.01 par value common stock trades on the NYSE Amex, Chicago, Pacific, Berlin and Frankfurt stock exchanges under the symbol "UQM."

"Potentially large markets are developing as a result of the electrification of a wide-range of vehicle platforms."



UQM® system under the hood of Caliber ReEV

The Company's revenue is derived from two principal sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of our proprietary technology to customers' products; and 2) the manufacture and sale of products engineered by us.

We have two principal operating companies: 1) UQM Technologies, Inc. which includes the Corporate Headquarters and Engineering and Product Development Center; and 2) wholly-owned subsidiary UQM Power Products, Inc. ("UQM Power") which is an ISO 9001 :2000 quality certified manufacturer of our products. Both operating companies are located in Frederick, Colorado.

Vehicle Electrification

Our primary focus is incorporating our advanced technology into products aimed at emerging markets for electrically propelled vehicles that are expected to experience rapid growth as well as selected existing commercial markets.

Existing Markets

Today there are numerous well-established markets for products that incorporate electric motors, generators and power electronic controllers that are targets for replacement by our advantaged systems. Examples of existing electric vehicle markets that we believe may present opportunities for the commercialization of our proprietary technology include electric wheelchairs, golf carts, forklift trucks and other warehouse vehicles, aircraft tugs and other support equipment, commercial floor cleaning equipment and other similar markets where the product application generally requires high torque and variable speed operation. In addition, there are a multitude of electric auxiliary motors used on conventional vehicles that provide a further opportunity for replacement by our systems.

We have developed and commercialized several products for existing markets that are currently being manufactured by our wholly-owned subsidiary, UQM Power. These products include a fan blower motor and a compressor drive motor that are used in aircraft air conditioning systems manufactured by Keith Products, Inc., a vehicle auxiliary actuator motor for a product manufactured by Lippert Components, Inc. and an electric brake actuation motor that is used in selected golf carts manufactured by Club Car, Inc.

We expect to continue to commercialize both technologically advanced and low cost products that we develop to customer specifications in selected large, established markets.

Emerging Markets

Potentially large markets are developing as a result of the electrification of a wide-range of vehicle platforms. The electrification of vehicles is being pursued for a variety of application specific reasons including: 1) improved fuel economy, 2) lower vehicle emissions, 3) greater reliability and lower maintenance, 4) the need for higher levels of available onboard electric power to run electrical devices, and 5) improved performance and vehicle control. Of these reasons, improved fuel economy has emerged as a significant factor in the development and potential rate of growth of the emerging vehicle electrification markets as crude oil prices are expected to resume their rise, and consumers and businesses alike have to contend with higher gasoline and diesel prices. This trend toward higher fuel prices is expected to continue for the foreseeable future, driven by tight supply levels, geopolitical turmoil in key oil producing countries and expected future increases in world demand, driven principally by escalating consumption of fossil fuels by developing countries such as China and India. In addition to these factors, government regulations mandating reductions in pollutants from diesel engines are expected to further accelerate the trend toward electrification as increasingly stringent regulations continue, with the next reduction set for 2010. Further, Corporate Average Fuel Economy (CAFÉ) standards recently received their first overhaul in more than 30 years. The Energy Independence and Security Act of 2007 requires, in part, that automakers boost fleet-wide gas mileage to 35 mpg by the year 2020. This requirement applies to all passenger automobiles, including "light trucks." Other recent government legislation, including the Advanced Technology Vehicles Manufacturing Incentive Program and the American Recovery and Reinvestment Act of 2009 (Stimulus Bill), encourage the development and introduction of environmentally friendly vehicles. A partial listing of some of the more notable provisions of this legislation includes:

- Tax credits for the purchase of environmentally friendly vehicles
- Low cost loans to manufacturers and component suppliers to purchase infrastructure and develop manufacturing capacity for clean vehicles and components used in these vehicles
- Funding for government agencies to acquire environmentally friendly vehicles
- Grants for the development of clean vehicles and clean vehicle component technology
- Grants for the development of a "smart" electric grid

Crude oil consumption in the United States as reported by the Transportation Energy Data Book; Edition 27 and the EIA Annual Energy Outlook 2009 averages approximately 21 million barrels per day. Of this amount, approximately two-thirds are used for transportation.

Typical engine is *UQM electric propulsion system is*


35% efficient
Usable IC engine energy
65% inefficient
Waste heat
Usable electric motor energy
Waste heat
94% efficient
6% inefficient

with efficiency measured from fuel power in to shaft power out *with efficiency measured from electric power in to shaft power out*

The electrification of conventional vehicles, ranging from passenger vehicles and over-the-road trucks to off-road vehicles such as agricultural tractors, construction equipment and military vehicles, can potentially offer improvements in fuel economy and emissions. Nearly all conventional vehicles are powered by a gasoline or diesel fueled internal combustion engine that converts the energy stored in the fuel to rotating power out of the engine. The power out of the engine's rotating shaft is used to propel the vehicle and operate all of the vehicles auxiliaries either directly with belts, pulleys and gears or indirectly through electricity generated from a belted alternator.

Internal combustion engines are relatively inefficient, typically converting only 25 to 35 percent of the input energy in the fuel to the output shaft to do useful work. The remaining 65 to 75 percent of the input energy is wasted by the engine as heat loss. Electric motors on the other hand, are much more efficient in converting input electric energy to the rotating shaft to do useful work. UQM® electric propulsion systems have some of the highest efficiencies (input energy to output work) in the industry ranging from 80 to 95 percent.

"We believe that the trend toward increasing electrification of vehicles will continue at an accelerated pace."

The electrification of vehicles can range from simply replacing inefficient belt and gear driven under-the-hood auxiliaries (water pump, power steering, HVAC, cooling fans etc.) with efficient electric powered ones, to eliminating the internal combustion engine entirely and replacing it with full electric propulsion such as in a battery or fuel cell powered vehicle. Generally, as the vehicle power plant content becomes increasingly more electric, the fuel efficiency improves and the cost and complexity increases. With rising fuel prices, vehicle makers are finding it much more feasible to justify this added complexity and cost.

We believe that the trend toward increasing electrification of vehicles will continue at an accelerated pace. Accordingly, we have developed and continue to develop, with considerable funding from our customers, electric propulsion systems and other motor and electronic products that will enable our customers to introduce alternative powered vehicles in the markets they serve, should they elect to do so. An expanded description of the different degrees of vehicle electrification follows:

Electrification of engine driven auxiliaries – In most existing conventional gasoline and diesel-powered vehicles, under-the-hood components such as water, oil and fuel pumps, power steering systems, cooling fans and air conditioning compressors are powered by engine belts, pulleys and gears. These devices perform their functions very inefficiently and represent a significant load on the engine. Because they are directly connected to the engine, there is no way to independently vary their speed or modulate their power. The electrification of these components provides numerous advantages including: 1) variable speed and power operation which improves efficiency and fuel economy, 2) the ability to locate them strategically anywhere in the vehicle because an electric component does not require proximity to an engine driven belt or gear, 3) improved controllability and reliability and 4) flexible architectures and improved access for service and maintenance. Existing conventional alternators do not provide enough power to electrify the engine driven auxiliaries and must be replaced with a higher power generator. The typical UQM® generator is nearly twice as efficient


Price/Power/Complexity
Series hybrid
Fuel cell
Plug-in hybrid
Battery
Parallel hybrid
Electric auxiliaries
Fuel Efficiency

The range of vehicle electrification

and provides five times the power of a conventional alternator. In addition, these higher power generators can provide export power to power other on-board or off-board equipment. This electrification strategy is easily adopted because required changes to vehicle design and operation are the least disruptive and can improve vehicle fuel economy by 7 to 15 percent.

Parallel hybrids - Parallel hybrid vehicles incorporate an electric motor to join the internal combustion engine in propelling the vehicle. In a low power configuration, often referred to as a "mild hybrid", a starter/motor/generator that is typically integrated into the flywheel of an engine is used to combine three separate functions in one electric machine. The machine starts the engine, eliminating the need for a conventional starter, performs power generation, eliminating a conventional belt driven alternator, and can be run in motoring mode, supplying supplemental power to the driveline to improve acceleration and vehicle performance. Higher power parallel hybrids incorporate additional system features such as regenerative braking and automatic engine shutdown and all-electric propulsion during certain operating conditions. In a typical parallel hybrid vehicle, acceleration from a standing-stop is generally performed by the electric motor in all-electric mode up to a given speed, at which time the engine starts and the engine and electric motor work in parallel to accelerate the vehicle. Once the vehicle achieves highway speed, the motor ceases operation and the vehicle is propelled using the engine only. During braking operations, the motor is switched to power generation mode and used to recapture energy that is normally lost as brake heat in conventional vehicles. The stored energy is then consumed by the electric motor in the next acceleration cycle. If the batteries need additional charging, the engine drives the electric machine in generator mode, sending electricity to charge the battery pack. These vehicles have sufficient battery charging capacity to be self-sustaining thereby eliminating the need to plug the vehicle into the electric power grid. Depending on the vehicle's level of electric motive power and its duty cycle, parallel hybrids can achieve fuel economy improvements of 10 to 45 percent.

Series hybrids - Series hybrid vehicles contain a greater degree of electrification than parallel hybrids. In a typical series hybrid vehicle, all of the motive power for the vehicle is supplied by electric motors, thereby eliminating conventional driveline components such as the transmission and drive shaft. Generally, series hybrids contain a larger amount of batteries to store electrical energy and the engine's principal function is to turn a separate generator to produce the electrical energy necessary to maintain the state of charge of the onboard battery pack. As in a parallel hybrid, during braking operations the electric motor is switched to power generation mode and used to recapture energy that is normally lost as brake heat in conventional vehicles. The stored energy is then consumed by the electric motor in the next acceleration cycle. Also, as in the parallel hybrid, a series hybrid vehicle has sufficient battery charging capacity to be self-sustaining, thereby eliminating the need to plug the vehicle into the electric power grid. Because the engine serves as an under-the-hood power plant, series hybrids typically have large amounts of available onboard power to perform additional functions while the vehicle is operating or when it reaches its final destination. Depending on vehicle configuration and duty cycle, series hybrids can achieve fuel economy improvements of 35 to 50 percent.

Plug-in hybrids - A plug-in hybrid vehicle can be configured as either a parallel or a series hybrid. What distinguishes this category of hybrid is that it is designed to operate in all-electric only mode for a range of 20 to 40 miles and be charge depleting therefore requiring it to be periodically plugged into and recharged from the electric grid. Because a portion of the energy consumed by a plug-in hybrid vehicle is acquired at a relatively low cost from the electrical grid in addition to the efficiencies obtained from its hybrid configuration, this category of vehicle can achieve fuel economy improvements of 60 to 75 percent.

All-electric battery and fuel cell vehicles - All-electric battery and fuel cell vehicles are powered entirely from electric energy stored on board in batteries or generated on board by a fuel cell. In this category of vehicle, all motive power is produced by electric motors and there is no engine and associated fuel, driveline and exhaust components. Similarly, many vehicle functions currently performed by auxiliaries attached to the engine through belts or gears, such as power steering and air conditioning, must be performed using electric motors. As with hybrid electric vehicles, all-electric battery-powered vehicles can switch the electric propulsion motor during braking operations; the electric motor is switched to power generation mode and used to recapture energy that is normally lost as brake heat in conventional vehicles. The stored energy is then consumed by the electric motor in the next acceleration cycle. The energy needs of all-electric battery-powered vehicles are obtained by recharging their batteries using the electric power grid. Fuel cells are energy production devices that generate electricity through a chemical reaction resulting from combining hydrogen and oxygen. The by-product of this reaction is water, therefore allowing for the total elimination of vehicle exhaust emissions in this category of vehicle. Because there is no battery energy storage in a fuel cell powered vehicle, there is no opportunity for regenerative braking energy recapture. Fuel economy improvements for all-electric battery and fuel cell vehicles are generally 75 percent or greater.

Markets

We have historically focused our resources on the development of highly efficient electric propulsion systems for each category of vehicle described above with power levels of 0.5 kW to 150 kW, which are suitable for vehicles ranging from wheelchairs to passenger automobiles to large trucks, buses, tractors, construction equipment and military vehicles. In addition, we have developed electric motors, generators and electronic controls to power under-the-hood auxiliaries such as water, oil and fuel pumps, power steering, cooling fans and air conditioning compressors. We have also developed DC-to-DC converters that step down high voltage electrical systems to 12 volts and DC-to-AC inverters that convert DC power to consumer friendly 110-volt alternating current power. We are pursuing the commercialization of our technology and products designed by us in numerous large emerging and existing markets where we intend to introduce technologically advanced products or lower cost systems or a combination of both.

"We believe that our technology and products are well-suited for application in a wide-range of vehicles as the trend toward electrification continues to gain momentum."

We believe that our technology and products are well-suited for application in a wide-range of vehicles as the trend toward electrification continues to gain momentum. In this regard, we have focused our attention on several niche markets where we believe we can most effectively compete and which we expect will have higher than average rates of growth and expansion. A brief description of each of these markets follows:

Passenger automobiles and light trucks - In past years, approximately 16 million passenger automobiles and light trucks were sold in the United States each year, although these production levels have declined dramatically over the last year to a current annual rate of approximately 9 million units. Over the last several years a market has developed for automobiles that are powered by hybrid electric powertrains. These vehicles have good performance and provide above average fuel economy compared to conventional automobiles. Several automakers have introduced vehicle models incorporating hybrid electric powertrains including Toyota, Lexus, Nissan, Honda, Ford, Saturn and General Motors. These automakers to date are using hybrid electric powertrains that they have developed themselves or have acquired from other automakers or existing Tier 1 automotive suppliers. Many of these automobile companies are also developing fuel cell or battery-powered vehicles that they hope to introduce at a future date. We have recently shipped electric and hybrid electric propulsion systems and /or generators to five international automobile companies for use in vehicle development programs.

In addition to established automakers, there are a variety of small entrepreneurial companies that are developing and hope to commercialize electric, hybrid electric and/or plug-in hybrid electric cars. Although many of these companies lack substantial financial resources and/or significant automobile industry experience, they are pursuing a variety of strategies to introduce these types of automobiles into either niche markets, such as for fleet users or high-end luxury sports car buyers, or the consumer vehicle market generally. Should any of these companies be successful in commercializing their product offerings, it could cause the growth rate of this market to accelerate significantly. These companies are generally using electric or hybrid electric powertrains that they have developed themselves or have been developed by other entrepreneurial companies. We have recently shipped electric and hybrid electric propulsion systems and/or generators to eight of these companies and have been and continue to be in discussions with nearly all of these companies regarding the use of our equipment in their vehicle development programs.

Trucks, Buses and Recreational Vehicles - The U.S. Department of Energy estimated that in 2007, trucks consumed 6.3 million barrels of crude oil per day and they project that by 2030, trucks will consume approximately 55 percent of all crude oil used in transportation, or 10 million barrels of crude oil per day.

In recent years, approximately 6 million trucks, buses and other medium and heavy-duty on-road vehicles were sold in the United States each year, although these quantities have declined substantially over the last year. The market for these vehicles is characterized by a large number of suppliers, a wide-range of vehicle designs and configurations, diverse power and performance levels and relatively low production volumes for each model. As a result, the typical truck, bus and other medium and heavy-duty vehicle manufacturer is unlikely to have the technical expertise or financial resources to internally develop components that can compete in emerging markets for increasingly electrified vehicles. Accordingly, we expect these manufacturers to purchase products from suppliers who have developed technologically advanced electric motors; generators and power electronic energy management controls that can be applied to their vehicles.

We are currently supplying an automotive qualified DC-to-DC converter to Eaton Corporation which is used onboard medium and heavy-duty hybrid trucks. We have also developed a DC-to-AC inverter that we expect to sell into the truck market to meet the growing onboard and export power requirements of hybrid trucks. Some medium and heavy-duty hybrid electric trucks manufactured by customers of Eaton currently have our DC-to-DC converter on board. We expect the medium and heavy-duty hybrid electric truck market to grow at an accelerating rate as potential customers for these vehicles gain a greater understanding of their operational, environmental and economic advantages. In addition to our supplier relationship with Eaton, we have been and expect to continue to be in discussion with truck OEMs regarding potential niche vehicle programs. We have supplied a hybrid electric propulsion system to a commercial truck manufacturer in the Middle East and have been selected as the propulsion system supplier for the ZeroTruck™, an all-electric medium-duty truck being developed by Electrorides, Inc.


Proterra's all-electric bus

Also, several truck manufacturers are considering other electrically-based products that either enhance the utility of their vehicles, such as the ability to generate large amounts of exportable electric power, or that may be necessary to meet regulatory mandates, such as diesel engine emission standards and restrictions on emissions arising from diesel engine idling. These products include electric propulsion systems, higher power engine generators, electric auxiliaries and DC-to-DC converters and DC-to-AC inverters. We intend to continue to aggressively pursue the commercialization of our products for these and other applications in the market for electric and hybrid trucks as it emerges over the next several years.

We are also involved in a number of bus programs. Over the last several years we have supplied generators and motor controllers to the Denver Regional Transportation District (RTD) for its fleet of thirty-six MallRide hybrid electric shuttle buses, the first large-scale deployment of hybrid electric buses for use in the United States. The 45-foot MallRide hybrid electric shuttles operate on the 16th Street Mall in downtown Denver, providing a free ride for passengers across the 1.3 mile long 16th Street Mall.

We also are the propulsion system supplier for a hybrid electric bus being developed by Proterra LLC, Golden, Colorado. The 40-foot composite body bus is being developed in both an all-electric battery and plug-in hybrid configuration.

We are also the supplier of propulsion motors to a collaborative advanced hybrid electric bus development program being performed by the Flint Michigan Mass Transportation Authority ("MTA"), Kettering University, Michigan State University and Transportation Techniques LLC. MTA currently operates five hybrid electric cutaway buses on routes in Flint, Michigan and throughout Genesee County. The replacement of the existing propulsion systems with a UQM® propulsion system is expected to provide additional fuel efficiency improvements of 15 percent to 20 percent over that achieved by the current hybrid buses, or an overall improvement of up to 40 percent over standard diesel-powered vehicles.

We currently supply a vehicle auxiliary actuator motor to Lippert Components, Inc. for use in conventional recreational vehicles. We have manufactured and shipped over 65,000 units since the launch of production in fiscal 2007. There are a variety of specialty on-road manufacturers of conventional vehicles who represent an opportunity for us to further expand the deployment of our products, and we intend to continue to pursue the commercialization of our products for these applications.

Off-road vehicles - There are a wide-range of off-road vehicles sold in the United States each year. These vehicles range from small - wheelchairs, golf carts, fork trucks, riding lawn mowers, snowmobiles, all-terrain vehicles, etc., - to large construction, agricultural and mining equipment. The markets for small vehicles are typically characterized by relatively high volumes, low power levels and commodity pricing. We expect to continue to compete selectively in off-road vehicle markets where the customer requires advanced technology or superior performance and where acceptable gross profit margins are obtainable.


Club Car golf cart

The market for large equipment - tractors, construction, mining and other specialty equipment - possesses many of the same characteristics as the over-the-road truck market described above. In recent past years, it is estimated that approximately 500,000 of these vehicles were sold in the United States each year. Accordingly, we expect these vehicle manufacturers to purchase products with similar specifications as those required in the over-the-road truck and bus markets from suppliers who have developed technologically advanced electric motors and power electronic energy management controls that can be applied to their vehicles. Although these vehicles are produced in relatively lower volumes, they nevertheless represent a substantial opportunity due to higher power levels, substantial technical complexity and therefore substantially higher product content and dollar value per vehicle. We currently have systems under evaluation by several large off-road vehicle developers for both electric propulsion and under-the-hood auxiliary applications.

"We are currently supplying an automotive qualified DC-DC converter to Eaton Corporation which is used onboard medium and heavy-duty hybrid trucks."

We have also developed electric power products for the aircraft and aerospace market and the boat and marine market. In the aerospace market, we have developed electric auxiliary motors and controllers used in aircraft air conditioning systems. We have also developed auxiliary power units for the generation of onboard power and propulsion systems for various boat applications. We believe that some of the fuel efficiency benefits of vehicle electrification can also be realized in the boat and marine market. Although our focus is primarily on land applications, we will continue to leverage our technology and products in these potentially large niche markets as opportunities present themselves.

Military vehicles - The U.S. military purchases a wide-range of ground vehicles each year including combat vehicles such as tanks, self-propelled artillery and armored personnel carriers, as well as a variety of light, medium and heavy-duty trucks for convoy and supply operations and for the transport of fuel used on the battlefield. The military is particularly interested in the electrification of vehicles because the attributes that these vehicles possess offer exceptional potential for the military to achieve its long-term objectives of developing a highly mobile, lethal fighting force. Fuel economy improvements in military vehicles transfer into substantial savings in support infrastructure and transportation costs associated with transporting fuel to the battlefield, which is typically thousands of miles from the United States. For example, if fuel economy improvements of 25 percent are achieved in the average truck, a corresponding amount of fuel does not have to be transported and therefore a corresponding number of airplanes or tankers are not required in the transportation process. Also, the availability of onboard electrical power on military vehicles opens up new opportunities for the development of sophisticated surveillance, detection and battlefield monitoring equipment and for laser, microwave and electrical pulse weapon systems. It is estimated that the military purchases approximately 8,000 trucks per year and greater numbers during periods of armed conflict. As is the case with large off-road equipment, these vehicles are produced in relatively lower volumes, operate at higher power levels, have substantial technical complexity and therefore substantially higher product content and dollar value per vehicle. We have, over the last several years, been working with a number of military contractors and vehicle makers including DRS Technologies, AM General, BAE Systems, Boeing, General Dynamics and others, on prototype hybrid electric vehicles, high export power generators, electric auxiliaries, DC-to-DC converters and DC-to-AC inverters. Although this market has not yet begun to emerge, we believe that it may begin to soon, driven by the availability of hybrid electric components in the commercial truck market that operate at similar power levels as those required by many military vehicles.

Distributed power generation - There has recently been an increased focus on the development and adoption of clean, renewable energy products including wind turbine power generators, solar panels and stationary fuel cell power generators. In addition, many experts believe that power users will increasingly consider onsite power generation using diesel or natural gas fueled internal combustion engine generators as an alternative to power supplied over the electrical grid. The Stimulus Bill recently passed by the U.S. government has allocated substantial funding for power generation technologies and development of a "smart grid". We have developed generators for potential use in this market and have also developed DC-to-AC electronic power inverters for use in distributed power generation applications to convert the DC output of these devices to usable AC power for the homeowner or business. We are currently developing, under the California Energy Commission's Public Interest Energy Research Program and with the U.S. Department of Energy's National Renewable Energy Laboratory (NREL), an advanced grid-connect inverter under its Advanced Power Electronics Interface (APEI) Initiative. The objective of the development effort is to design a cost-effective, flexible, readily-manufactured, and ready to be commercialized prototype interface that will standardize the interconnection for a modular, scalable range of APEI systems. We expect to compete for additional development funds available under the Stimulus Bill to further advance our power generation and management technology and potentially expand our product offerings in this market.

There is also a developing industry initiative termed "vehicle-to-grid", or "V-to-G", to potentially make available for use on the electric utility grid, the large amount of energy in battery electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles. Under this initiative, protocols, guidelines and electronic and software technologies are being developed to allow for the intelligent transfer of electric power from these vehicles to the electric power grid. There are different versions of the vehicle-to-grid concept: 1) A hybrid or fuel cell vehicle, which generates power from storable fuel, uses its generator to produce power for a utility at peak electricity usage times. Here the vehicles serve as a distributed power generation system; and 2) A battery-powered or hybrid vehicle which uses its excess rechargeable battery capacity to provide power to the electric grid during peak load times. These vehicles can then be recharged during off-peak hours at cheaper rates while helping to absorb excess nighttime generation. Here the vehicles serve as a distributed battery storage system to buffer power.

The V-to-G concept allows such vehicles to provide power to help load balance (valley fill and peak shave) localized grid segments during peak load periods when the selling price of electricity can be very high, and to buffer electricity, including in power outages.

We are currently developing inverter technology that we expect will be capable of functioning in this dynamic energy transfer environment when, and if, it develops into a commercial opportunity.

Technology

Our technology base includes a number of proprietary technologies and patents relating to brushless permanent magnet motors, generators and power electronic controllers, together with software code to intelligently manage the operation of our systems.

The typical architecture of a UQM® motor consists of a stator winding employing a high pole count configuration, which allows for high copper utilization (minimizing energy loss and cost) and a hollow rotor upon which powerful rare earth permanent magnets are mounted on the outer circumference. The stator is affixed to a housing containing a mounting ring and bearings, which allows the rotor to be suspended within the stator. Commutation of the machine is accomplished electronically by sensing the position of the rotor in relation to the stator and intelligently pulsing electrical energy into the stator such that the electric field generated by the stator interacts with the magnetic field of the rotor, producing rotational motion ("motor operation"). Conversely, the application of rotational motion to the rotor by an external force results in the generation of electrical power ("generator operation"). UQM® machines can be operated in either a forward or reverse direction of rotation and either in motor or generator mode and can dynamically change from one mode of operation to another in millisecond response time. The hollow design of the rotor permits the packaging of other components such as gears and electromechanical brakes in the interior of



PowerPhase® 100 kW system
now 150 kW system
40 cm
PowerPhase® 75 kW system
now 125 kW system
28 cm
Peak Power +50%
Cont. Power +82%
Peak Torque +18%
Peak Power +67%
Cont. Power +67%
Peak Torque +25%
PowerPhase® 75
PowerPhase® 125

Improvements to UQM® propulsion systems

the machine. These design features contribute to lower usage of copper and iron and other materials generally (due to smaller package dimensions), reducing manufacturing cost over those for conventional machines of similar power. In addition, the utilization of neodymium-iron-boron ("NdFeB") magnet material in a wide-range of consumer devices such as cell phones, disk drives and medical devices, has dramatically improved the availability, performance and price of this material, allowing us to price our advanced motors and controls competitively with lesser performing conventional motors, which we believe will accelerate the rate of commercialization of our technology.

Attributes of our permanent magnet motor technology include brushless electronic commutation, a relatively large air-gap dimension (useful for hybrid electric applications where the motor is integrated with an engine or transmission), the use of powerful rare earth NdFeB magnet material, good heat rejection, low iron and copper content and low mechanical losses. As a result, UQM® motors have high operating efficiencies, high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packaging.

Attributes of our microprocessor-based digital power electronic controllers include high power operation (up to 500 amps at 400 volts), four-quadrant control (forward/reverse and motoring/generation), reduced switching losses, adaptive switch timing control and controller area network ("CAN") capability. As a result, UQM® controllers have high operating efficiencies, high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packaging.

The UQM® embedded DSP software is the intelligence that coordinates the interaction between the motor and motor controller, as well as interfacing with a vehicle controller. Software control algorithms are a key piece of the Company's intellectual property portfolio. One aspect of the software is a patented method of control referred to as Phase Timing Advancement that enables UQM® motors to deliver both high output torque at low operating speeds and high power at increasing operating speeds. We have extended the capability of Phase Advance Control by using Adaptive Control techniques. These proprietary software algorithms alter the switching strategy as a function of DC voltage, operating speed and output power, optimizing system performance under dynamic conditions. The result is maximized output and efficiency which decreases fuel consumption in hybrid electric vehicles and increases the range of battery electric vehicles. Adaptive Control also optimizes the output per unit of voltage and current, maximizing the utilization of the onboard stored energy and other electrical devices by extracting power from substantially the entire electrical cycle of the motor. The application of these proprietary control strategies has allowed us to recently increase the peak and continuous power output and improve the efficiency of our systems. In addition, our motor controllers now have user configurable functionality and increased data transmission speeds and response times, improving vehicle capability. Included in this functionality is the ability to switch between torque, speed, and voltage control dynamically, which is especially useful for parallel hybrids and generator applications of our technology. For vehicle developers, our new Graphical User Interface provides the means to tailor any UQM® system to create the desired driving experience.

Conventional permanent magnet motor designs are limited to operating at either high torque at low speeds, sacrificing power at high speed, or vice versa. In most vehicle propulsion applications, high torque is required to launch the vehicle from a standing-stop, with a subsequent transition to high power as the vehicle is accelerated to highway speeds. In the majority of conventional internal combustion engine powered vehicles, the transition from high torque to high power is accomplished through the multiple gear changes performed by a mechanical transmission. UQM® motors, incorporating phase advance technology, are suited as propulsion drives in electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles due to their ability to power a vehicle from a standing-stop to highway speeds without mechanical gear changes, thereby eliminating the size, weight, complexity and cost of mechanical transmissions.

We have also developed a technology that allows our permanent magnet motors to achieve a 10 to 1 top speed to base speed ratio. This technology also provides both high torque and high-speed capability in the same machine, but at levels greater than that of other motor technologies. Many electric motor applications require high torque capability for starting and low speed operation, but must also achieve high speed. For military vehicles, high torque at low speed translates into obstacle and grade climbing capability, while high speed enables pursuit, dash and evasive maneuvers as well as on-road convoy transport. Many commercial applications have similar requirements. Conventional vehicles achieve the high torque required for launch and low end acceleration and the constant power required for high road speed by using a transmission and multiple gear changes. Prior to this performance breakthrough, UQM® systems incorporating phase advance were able to achieve a top speed to base speed ratio of 4 to 1. Electrically propelled vehicles designed around a 4 to 1 limitation sometimes require unwanted gearing and/or have less than desired performance. This has particularly been the case in the more demanding off-highway equipment and military vehicle applications. Providing vehicle developers with electric propulsion systems capable of a top speed to base speed ratio of 10 to 1 overcomes a significant limitation and opens up potential new application opportunities for UQM® systems.

We have also developed proprietary DC-to-DC converters that convert energy from hybrid electric vehicles with 250 volt to 450 volt battery packs to 12 volts to power lower voltage devices onboard these vehicles and high voltage DC-to-AC inverter technology with output efficiencies of up to 93 percent for use onboard electric, hybrid-electric and fuel cell-electric vehicles. Our inverters convert DC power stored in vehicle battery packs with nominal operating voltages of 340 volts to high quality 110 volt or 220 volt AC power. We are also developing grid-connect capable inverters and associated smart metering technology for potential future application as the utility industry pursues "smart-grid" development.

We have two patent applications pending related to technology developments that have the potential to further improve the performance of our motors. We are also performing internally funded research and development to continually improve the functionality of the microprocessor software we use to intelligently control our motor/controller system. Some of these enhancements include torque, speed and voltage control improvements that enable more sophisticated hybrid electric operating strategies, refined generator voltage regulation to facilitate improved battery pack management and further improvements in system efficiency and power output through advances in motor control algorithms. In addition to these activities, the U.S. Air Force has contracted us to manage a research and development project in cooperation with Mississippi State University, directed toward the development of high temperature power switching devices using silicon carbide that may lead to improved power handling capability for our motor controllers.

The majority of our research and development activities are the result of projects contracted with and funded by customers, for which we typically retain intellectual property rights in the resulting technology developed. Customer funded development activities are recorded in our financial statements as contract services revenue and the associated development costs are shown as cost of contract services. Internally-funded research and development expenditures are charged to research and development expense when incurred.

In recent years, we have focused our research and development activities on the development of commercial products and production engineering activities to lower the cost of manufacture, as well as enhance the performance and capability of our systems, as opposed to basic research in the field. We believe our future growth is dependent, in part, on the continued advancement of our technology portfolio and our ability to commercialize our technology in additional product applications and markets. Accordingly, we expect to continue to pursue additional customer funded programs and to selectively invest in internally funded development projects to accomplish these objectives.

"In 2009 we installed a production cell to assemble our larger frame size, higher power motors in higher volumes."

Manufacturing

It is our primary objective to become a major manufacturer of electric motor, generator and other power electronic products that incorporate our proprietary technology and to supply these products to electric, hybrid electric and fuel cell electric vehicle manufacturers and/or their Tier 1 suppliers. We have established and are continuing to expand our manufacturing capability and presence through a planned technology progression driven by key customer demands to address future vehicle requirements. Our manufacturing operations are ISO 9001:2000 quality certified.



Motor handling system

In March of 2006, we began the volume production of vehicle auxiliary actuator motors for Lippert Components. This production is performed on a highly automated, flexible, mixed model assembly system which is computer controlled and monitored for quality assurance and consistent performance. The development and installation of this assembly system by our organization was instrumental in demonstrating our manufacturing know-how and capability to existing, as well as potentially new, vehicle OEM and Tier 1 supplier customers. We also produce auxiliary actuator motors for Club Car, Inc. on this assembly system.


E·T·N

DC-to-DC converter

In September of 2006, we began the volume production of DC-to-DC converters for Eaton Corporation as part of their hybrid electric power system for the heavy truck market. We designed and installed a manufacturing cell for these electronic boxes that includes the robotic application of sealant, sixteen hours of burn-in cycling between hot and cold temperature extremes, pressure testing for cooling leaks and complete functional testing.

Over the last several years we have established a production engineering group with decades of manufacturing design and production experience, much of which is specific to the automotive industry. Today, this team consists of nearly twenty professionals. In the last two years we have made significant improvements in manufacturing systems, facilities and space utilization and we have adopted the Advanced Product Quality Planning ("APQP") automotive quality procedures.

In fiscal year 2009 we installed a production cell to assemble our larger frame size, higher power motors in higher volumes. The capacity of this cell is estimated to be 5,000 systems annually per shift.

In order to ensure our cost competitiveness, we have adopted a manufacturing strategy for the near term of designing all product components and then sourcing these parts with quality suppliers. Final assembly, testing, pack-out and shipping of the product is performed at our Frederick, Colorado facility. We have established relationships with many high-quality, low-cost suppliers, including a number of international companies. Future plans are to continue the development and introduction of more advanced and automated manufacturing systems which we believe will ensure our competitiveness in new and emerging markets.

With the successful introduction of electric auxiliary motors and power electronic boxes currently in production vehicles, we are now turning our attention to the volume production of high power generators and electric propulsions systems. We believe that the Company is well positioned to leverage its technology and pursue significant production programs with major OEMs and/or their Tier 1 suppliers.

Our Opportunity

We have developed a range of products including electric propulsion systems, generators, motor controllers and other power electronic products that we believe are ideally suited to the emerging markets for electric, hybrid electric and fuel cell electric vehicles.

Hybrid electric passenger vehicle sales have grown substantially since their introduction in the North American market in 2000, with over one million units being sold since their introduction. As a result, the fuel economy and emission benefits of hybrid electric technology are broadly understood by consumers worldwide. This, in concert with higher oil prices, tax credits for hybrid electric vehicle purchasers, stricter government emission regulations and growing environmental consciousness, has generated market demand for this class of vehicle. Until recently, passenger vehicle makers have elected to develop their own hybrid electric systems and components, either individually or in cooperation with Tier 1 automotive suppliers; however, we have recently supplied our propulsion systems to six international automotive manufacturers as part of their electric and hybrid electric vehicle development activities. Should any of these automakers elect to utilize our products in future model launches, it would have a material impact on our future rate of growth.

In addition to the passenger automobile market, vehicle makers of all types have been evaluating the potential of applying hybrid electric technology to their vehicle platforms. Of these manufacturers, agricultural, construction, medium and heavy-duty truck and bus builders have been the most active, driven by the performance and fuel economy advantages available from this technology, the availability of large amounts of onboard and exportable power and stricter diesel emission mandates.

Last year, International Truck and Engine Corporation, a Navistar Company, announced that it was the first company to enter line production of hybrid electric commercial trucks, introducing the International® DuraStar™ Hybrid, a diesel electric medium-duty truck. Similarly, Peterbilt Motors Company, a division of PACCAR Inc., began full production of its Model 330 and Model 335 medium-duty hybrid trucks at its manufacturing facility in Ste. Therese, Quebec, Canada in the summer of 2008 and Freightliner Trucks, a division of Daimler Trucks North America LLC has introduced its Business Class® M2e Hybrid Truck. All of these truck manufacturers use the Eaton Corporation hybrid electric system. The automotive certified DC-to-DC converter manufactured by us for Eaton Corporation is on board many of these hybrid trucks. In addition, Caterpillar, Inc. recently introduced the D7E crawler tractor incorporating an electric drive system for track-type tractors with an electric system that provides power to electric auxiliaries so that no engine belts are required. We believe that these industry developments signal the beginning of a potentially large-scale deployment of electric propulsion and related electronic products into markets other than mass-market passenger automobiles. Should these products receive broad customer acceptance, as we expect they will, potentially substantial opportunities will likely develop over time for our company and other similarly situated companies that have developed technologically advanced products in anticipation of the emergence of these markets.

The operating characteristics of electric motors for vehicle propulsion are different from those of more conventional industrial motors. Propulsion motors ideally deliver high levels of torque efficiently at slow rotational speeds and possess the ability to transition from high torque to high speed over a relatively constant power curve allowing, in many cases, the elimination of conventional transmissions. Our proprietary propulsion systems have been specifically developed for these applications and deliver exceptional torque and high rotational speeds in a compact, energy efficient machine. We believe that our portfolio of propulsion systems, power electronic controllers and related electronic products has well positioned our company to compete effectively in these emerging markets. Electric and hybrid electric vehicle makers to-date have generally adopted a 340-volt electrical system to deliver the energy from the battery pack to the electric components and vice versa. Conventional gasoline vehicles generally have a 12-volt electrical system that operates dashboard instruments, lights, horns, etc. The higher electrical system voltages of electric and hybrid vehicles are creating opportunities for companies such as ours to enter the automotive market with a wide-range of under-the-hood auxiliaries including generators and motors to drive water, oil and power steering pumps, air conditioning compressors, and cooling fans, that operate at the new higher voltage.

These industry developments, as well as the potential production requirements of our existing customers, may require us to invest a substantially greater amount of financial and human resources in fiscal 2010 and beyond in the commercial launch of products. We believe these investments are necessary to support our strategy of aggressively rolling out automotive certified products to satisfy our customers' requirements as these new market opportunities emerge and expand.

As the markets for these advanced vehicles continue to emerge and expand into additional vehicle platforms over the next several years, we expect to experience potentially rapid growth in our revenue coincident with the introduction of electric products by our customers. In parallel to these activities in emerging markets, we expect to continue to pursue additional production opportunities for our proprietary technology in existing markets where the performance of our products can provide our customers with a competitive advantage in the markets they serve.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations; including those plans, beliefs and expectations of our officers and directors with respect to, among other things, the development of markets for our products, the adequacy of our cash balances and liquidity to meet future operating needs, and our ability to issue equity or debt securities.

Introduction

We generate revenue from two principal activities: 1) research, development and application engineering services that are paid for by our customers; and 2) the sale of motors, generators and electronic controls. The sources of engineering revenue typically vary from year to year and individual projects may vary substantially in their periods of performance and aggregate dollar value. Our product sales consist of both prototype low volume sales, which are generally sold to a broad range of customers, and annually recurring higher volume production. During the fiscal year ended March 31, 2009 our total revenue increased 16 percent to $8,728,311, driven primarily by increased product sales which rose 22 percent to $6,011,065.

Production engineering expenses for the year ended March 31, 2009 rose 10 percent to $1,869,848, reflecting engineering activities associated with the design and installation of a new production cell for our larger propulsion motors and production design activities on our motor and controller products.

Net loss for the current fiscal year decreased by $184,086 to $4,402,019 or $0.17 per common share versus $4,586,105 or $0.18 per common share and $3,431,357, or $0.14 per common share for the fiscal years ended March 31, 2008 and 2007, respectively. The decrease in losses versus last fiscal year is attributable to higher levels of revenue and higher gross profit margins on product sales revenue.

During the last year the automotive industry experienced a substantial reduction in demand resulting from the global credit crisis and recessions in the primary national economies worldwide. In reaction to these developments, many countries around the world passed legislation designed to stimulate industry within their countries, loosened monetary policy to counteract the credit crisis and promote increased lending activities and, in some cases, nationalized certain companies or loaned them government funds. In the automotive industry, General Motors and Chrysler both received substantial government funds, Chrysler has filed for bankruptcy protection and there is, at this time, substantial doubt regarding General Motor's ability to avoid seeking bankruptcy protection. Despite these developments in one of the primary industries served by our company, we experienced strong demand for our propulsion system products. This demand was fueled, in part, by the efforts of numerous automobile companies worldwide to develop and introduce more fuel-efficient vehicles including all-electric, hybrid-electric and plug-in hybrid-electric automobiles. Although we are continuing to experience strong demand for our electric propulsion systems and generators at this time, future developments in the automobile industry related to original equipment manufacturers or their large suppliers could adversely affect the future demand for our products. Despite the turmoil automakers are experiencing currently, numerous automobile companies have publicly announced their strategies to field an increasing number of fuel-efficient vehicles in the future to better match their product offerings to the type of vehicle consumers demand in an environment of rising oil and gasoline prices. Many of these new vehicle offerings are expected to be powered by either all-electric or hybrid-electric powertrains. Should these strategies be implemented, we may experience a substantial increase in product sales revenue arising from the commercial introduction of this class of vehicles powered by our propulsion systems and/or generators.

In the event industry developments lead to additional demand from our customers, we may be required to invest a substantial amount of financial and human resources on the commercial launch of our products. Specifically, we may need to 1) increase the size of our production engineering group, 2) increase the level of our capital expenditures for manufacturing equipment and tooling, and 3) expand our manufacturing facility in Frederick, Colorado. We believe these investments may be necessary to support our strategy of aggressively rolling out automotive certified products to satisfy our customers' requirements as these new market opportunities emerge and expand.

We believe our existing cash and short-term investments, which amounted to approximately $5.8 million at fiscal year end, will be adequate to fund our anticipated growth for the fiscal year ended March 31, 2010 and likely beyond, however, if our growth continues to accelerate we may require additional capital sooner.

Financial Condition

Cash and cash equivalents and short-term investments at March 31, 2009 were $5,793,666 and working capital (the excess of current assets over current liabilities) was $6,640,877 compared with $9,765,892 and $10,510,175, respectively, at March 31, 2008. The decrease in cash and short-term investments and working capital is primarily attributable to operating losses, higher levels of inventories and investments in property and equipment offset by lower levels of accounts receivable.

Accounts receivable decreased $387,040 to $917,099 at March 31, 2009 from $1,304,139 at March 31, 2008. The decrease is primarily attributable to lower levels of contract service billings as of March 31, 2009. Substantially all of our customers are large well-established companies of high credit quality. Although we have not established an allowance for bad debts at March 31, 2009 and no allowance for bad debts was deemed necessary at March 31, 2008, in light of current economic conditions we may need to establish an allowance for bad debts in the future.

Costs and estimated earnings on uncompleted contracts decreased $6,572 to $643,098 at March 31, 2009 versus $649,670 at March 31, 2008. The decrease is due to more favorable billing terms on certain contracts in process at March 31, 2009 versus March 31, 2008. Estimated earnings on contracts in process decreased to $194,861 or 4.2 percent of contracts in process of $4,609,747 at March 31, 2009 compared to estimated earnings on contracts in process of $377,822 or 11.1 percent of contracts in process of $3,396,292 at March 31, 2008. The decrease in estimated margins on contracts in process is attributable to higher cost incurrence than expected on the performance of these contracts.

Inventories increased $345,682 to $1,307,171 at March 31, 2009 versus $961,489 at March 31, 2008 principally due to increased levels of raw materials, work-in-process and finished goods inventories which increased $73,372, $239,885 and $32,425, respectively; reflecting higher levels of low volume product builds in process at March 31, 2009.

Prepaid expenses and other current assets decreased to $117,768 at March 31, 2009 from $119,647 at March 31, 2008 primarily due to lower levels of prepaid rent at the end of the current fiscal year versus the prior fiscal year end.

We invested $570,986 for the acquisition of property and equipment during the fiscal year compared to $803,121 last fiscal year. The decrease in capital expenditures is primarily due to fewer building improvements and purchases of manufacturing equipment during fiscal 2009.

Patent and trademark costs decreased $39,581 to $438,184 at March 31, 2009 versus $477,765 at March 31, 2008 due to systematic amortization of patent issuance costs, which was partially offset by the costs associated with the filing of a new patent application.

Other assets decreased $165,106 to $76,443 at March 31, 2009 from $241,549 at March 31, 2008 due to lower levels of prepayments on capital equipment purchases at the end of the current fiscal year versus the prior fiscal year end.

Accounts payable decreased $89,398 to $651,129 at March 31, 2009 from $740,527 at March 31, 2008, primarily due to improved payment processing during the current fiscal year.

Other current liabilities increased $228,387 to $600,672 at March 31, 2009 from $372,285 at March 31, 2008. The increase is primarily attributable to higher levels of accrued payroll and employee benefits and higher levels of unearned revenue associated with customer prepayments.

Current portion of long-term debt increased $310,921 to $416,923 at March 31, 2009 from $106,002 at March 31, 2008 and long-term debt, less current portion, decreased $416,923 to zero at March 31, 2009. Both changes are due to a scheduled balloon payment in November of 2009 on the mortgage for our Frederick, Colorado facility. We expect to extend the term of this mortgage debt prior to its maturity; however, we cannot assure you that an extension will be completed.

Short-term deferred compensation under executive employment agreements increased to $397,834 at March 31, 2009 versus $364,000 at March 31, 2008 reflecting periodic accruals of future severance obligations under executive employment agreements.

Billings in excess of costs and estimated earnings on uncompleted contracts decreased $636,481 to $71,367 at March 31, 2009 from $707,848 at March 31, 2008 reflecting decreased levels of billings on certain engineering contracts in process at the end of the fiscal year ended March 31, 2009 in advance of the performance of the associated work versus the prior fiscal year.

Long-term deferred compensation under executive employment agreements increased $41,842 to $675,715 at March 31, 2009 from 633,873 at March 31, 2008 reflecting periodic accruals of future severance obligations under executive employment agreements.

Common stock and additional paid-in capital increased to $267,277 and $78,767,154, respectively, at March 31, 2009 compared to $265,267 and $77,819,041 at March 31, 2008. The increase in additional paid-in capital was primarily attributable to the recording of non-cash share based payments.

Results of Operations

Operations for the fiscal year ended March 31, 2009, resulted in a net loss of $4,402,019, or $0.17 per common share, compared to a net loss of $4,586,105, or $0.18 per common share, and $3,431,357, or $0.14 per common share, for the fiscal years ended March 31, 2008 and 2007, respectively. The reduction in the current year net loss is primarily attributable to higher levels of product sales revenue, expanded gross profit margins on product sales, and lower selling, general and administrative expenses. Non-cash expense arising from share-based payments for the fiscal year ended March 31, 2009, 2008 and 2007 was allocated as follows:

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Cost of contract services	$ 110,329	113,507	154,828
Cost of product sales	84,875	60,933	48,606
Research and development	37,903	25,652	22,612
Production engineering	128,553	132,494	113,013
Selling, general and administrative	711,383	842,349	618,697
	$ 1,073,043	1,174,935	957,756

Revenue from contract services increased $125,307, or 4.8 percent, to $2,717,246 for the fiscal year ended March 31, 2009 versus $2,591,939 for the fiscal year ended March 31, 2008. The increase is primarily attributable to higher levels of material purchases for billable programs this fiscal year versus last fiscal year. Revenue from contract services decreased 10.9 percent to $2,591,939 for the fiscal year ended March 31, 2008 compared to $2,907,536 for the fiscal year ended March 31, 2007. The decrease was primarily attributable to the increased allocation of engineering resources to production engineering activities during fiscal 2008 versus fiscal 2007.

Product sales this fiscal year increased 22.3 percent to $6,011,065 compared to $4,916,383 for the fiscal year ended March 31, 2008. Product sales for the fiscal year ended March 31, 2008 increased 31.3 percent to $4,916,383 compared to $3,745,658 for the year ended March 31, 2007. Power products segment revenue for the year ended March 31, 2009 increased $155,268, or 5.0 percent, to $3,272,377 compared to $3,117,109 for fiscal year ended March 31, 2008 due to increased shipments of DC-to-DC converters and the shipment of electric propulsion systems. Power products segment revenue for the year ended March 31, 2008 increased to $3,117,109 versus $2,626,939 for fiscal year ended March 31, 2007 due to increased shipments of vehicle auxiliary motors and the shipment of electric propulsion systems. Technology segment product revenue for the fiscal year ended March 31, 2009 increased $939,414 or 52.2 percent to $2,738,688 compared to $1,799,274 for fiscal year ended March 31, 2008 due to increased shipments of low volume propulsion systems. Technology segment product revenue for the fiscal year ended March 31, 2008 increased $680,555, or 60.8 percent, to $1,799,274 compared to $1,118,719 for fiscal year ended March 31, 2007 due to increased shipments of low volume propulsion systems.

Gross profit margins for the current fiscal year increased to 20.2 percent compared to 14.3 percent for the fiscal year ended March 31, 2008. Gross profit margins for the fiscal year ended March 31, 2008 increased to 14.3 percent compared to 10.0 percent for the fiscal year ended March 31, 2007. Gross profit margins on contract services decreased to 16.1 percent this fiscal year compared to 21.3 percent for the fiscal year ended March 31, 2008 due to higher incurred costs than planned on certain engineering contracts in process during the current fiscal year. Gross profit margins on contract services increased to 21.3 percent for the fiscal year ended March 31, 2008 compared to 8.3 percent for the fiscal year ended March 31, 2007 due to improved program execution during fiscal year 2008. Gross profit margins on product sales this fiscal year increased to 22.1 percent compared to 10.7 percent for fiscal 2008. The improvement is primarily due to lower material costs and improved overhead absorption arising from higher production levels during the fiscal year ended March 31, 2009. Gross profit margins on product sales for the fiscal year ended March 31, 2008 decreased to 10.7 percent compared to 11.3 percent for the fiscal year ended March 31, 2007 due to reduced overhead absorption.

Research and development expenditures for the fiscal year ended March 31, 2009 increased to $593,209 compared to $461,791 and $321,160 for the fiscal years ended March 31, 2008 and 2007, respectively. The increase in research and development expenditures for the fiscal year ended March 31, 2009 compared to the prior fiscal year was primarily due to increased costs on internally funded programs. The increase in research and development expenditures for fiscal 2008 versus fiscal 2007 was primarily due to increased costs on internally funded software development programs.

Production engineering costs were $1,869,848 for the fiscal year ended March 31, 2009 versus $1,706,978 and $1,286,761 for the prior two fiscal years. The increase for the current fiscal year versus fiscal year 2008 is primarily attributable to engineering activities associated with the design and installation of a new production cell for our larger propulsion motors and production design activities on our motor and controller products. The increase for the fiscal year ended March 31, 2008 versus fiscal 2007 is primarily attributable to additional staffing during fiscal year 2008.

Selling, general and administrative expense this fiscal year was $3,782,840 compared to $3,905,495 and $2,855,213 for the fiscal years ended March 31, 2008 and 2007, respectively. The decrease for this fiscal year is primarily attributable to lower levels of equity based compensation and lower deferred compensation expense recorded during the current fiscal year partially offset by increased legal fees for litigation. The increase for fiscal 2008 versus fiscal 2007 is primarily attributable to increased levels of compensation and bonuses, and the amendment of executive employment agreements, which accelerated the recording of deferred compensation expense associated with the severance provisions of these agreements.

Impairment of long-lived assets for the fiscal years ended March 31, 2009, 2008, 2007 were zero, $11,155 and $889, respectively. The impairment of long-lived assets for the fiscal year ended March 31 2008 was attributable to the impairment of obsolete equipment. The impairment of long-lived assets for the fiscal year ended March 31, 2007 was attributable to the write-down of costs associated with an abandoned patent application.

Interest income declined to $198,947 for the current fiscal year compared to $463,248 and $445,578 for the fiscal years ended March 31, 2008 and 2007, respectively. The decrease for fiscal 2009 versus fiscal 2008 is attributable to lower invested balances and lower yields during the current fiscal year. The increase for fiscal 2008 versus fiscal 2007 is attributable to higher invested cash balances.

Interest expense decreased to $33,387 for the year ended March 31, 2009 compared to $40,652 and $47,422 for the fiscal years ended March 31, 2008 and 2007, respectively. The decrease is due to lower average mortgage borrowings outstanding throughout the fiscal year as compared to the prior fiscal year.

Liquidity and Capital Resources

Our cash balances and liquidity throughout the fiscal year ended March 31, 2009 were adequate to meet operating needs. At March 31, 2009, we had working capital (the excess of current assets over current liabilities) of $6,640,877 compared to $10,510,175 at March 31, 2008.

For the year ended March 31, 2009, net cash used in operating activities was $3,065,281 compared to net cash used in operating activities of $2,511,723 and $2,732,956 for the years ended March 31, 2008 and 2007, respectively. The increase in cash used in operating activities in fiscal 2009 is primarily attributable to higher levels of inventories, increased levels of billings in excess of costs on uncompleted contracts partially offset by lower operating losses, increased depreciation and amortization and impairment expense. The decrease in cash used for the year ended March 31, 2008 is primarily attributable to higher levels of billings in excess of costs and estimated earnings on certain uncompleted contracts, partially offset by higher operating losses.

Net cash provided by investing activities for the fiscal year ended March 31, 2009 was $2,620,118 compared to cash used in investing activities of $1,446,752 for the previous fiscal year and $428,914 for fiscal 2007, respectively. The change this fiscal year versus last fiscal year was primarily due to higher levels of maturities of short-term investments offset by lower expenditures for building improvements and manufacturing equipment. Net cash used in investing activities for fiscal 2008 increased to $1,446,752 versus $428,914 for fiscal 2007 primarily due to higher expenditures for building improvements and manufacturing equipment and increased purchases of short-term investment securities.

Net cash used in financing activities was $228,922 for the fiscal year ended March 31, 2009 versus cash provided by financing activities of $5,182,382 and $1,037,241 for the fiscal years ended March 31, 2008 and 2007, respectively. The change this fiscal year versus fiscal year 2008 is attributable to the purchase of treasury stock this fiscal year, and to the completion of a private placement in the first quarter of fiscal 2008, which resulted in $5.2 million in cash proceeds. The increase in fiscal 2008 versus 2007 is attributable to the completion of a private placement in the first quarter of fiscal 2008, which resulted in 5.2 million in cash proceeds.

We expect to fund our operations over the next year from existing cash and short-term investment balances and from available bank financing, if any. We may need to invest in substantially greater financial resources during fiscal 2010 on the commercialization of our products in emerging markets, including a significant increase in human resources, investments and increased the amounts for equipment, tooling and facilities. Although we expect to manage our operations and working capital requirements to minimize the future level of operating losses and working capital usage consistent with execution of our business plan, our planned working capital requirements may consume a substantial portion of our cash reserves at March 31, 2009. If customer demand accelerates substantially, our losses over the short-term may increase together with our working capital requirements. If our existing financial resources are not sufficient to execute our business plan, we may issue equity or debt securities in the future. Over the last year, access to the capital markets has been severely restricted or nonexistent for most companies due to the global credit crisis. In light of current market conditions and the uncertainty regarding the ability of the capital markets to recover from the credit crisis, we cannot assure you that we will be able to secure additional capital should it be required to implement our current business plan. In the event financing or equity capital to fund future growth is not available on terms acceptable to us or at all, we will modify our strategy to align our operation with then available financial resources.

Contractual Obligations

The following table presents information about our contractual obligations and commitments as of March 31, 2009:

		Payments due by Period			
	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations (2)	$ 416,923	416,923	-	-	-
Interest on long-term debt obligations	18,315	18,315	-	-	-
Purchase obligations	677,607	677,607	-	-	-
Executive employment agreements (1)	1,073,549	397,834	654,000	-	21,715
Total	$ 2,186,394	1,510,679	654,000	-	21,715

(1) Includes severance pay obligations under executive employment agreements contingently payable upon six months notice by two officers of the company, but not annual cash compensation under the agreements.

(2) Represents a balloon payment on a facility mortgage which we expect to refinance.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that effect the dollar values reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, allowance for doubtful accounts receivables, costs to complete contracts, the recoverability of inventories and the fair value of financial and long-lived assets. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in preparation of the consolidated financial statements.

Accounts Receivable

Our trade accounts receivable are subject to credit risks associated with the financial condition of our customers and their liquidity. We evaluate all customers periodically to assess their financial condition and liquidity and set appropriate credit limits based on this analysis. As a result, the collectibility of accounts receivable may change due to changing general economic conditions and factors associated with each customer's particular business. Because substantially all of our customers are large well-established companies with excellent credit worthiness, we have not established a reserve at March

31, 2009 and 2008 for potentially uncollectible trade accounts receivable. In light of current economic conditions we may need to establish an allowance for bad debts in the future. It is also reasonably possible, that future events or changes in circumstances could cause the realizable value of our trade accounts receivable to decline materially, resulting in material losses.

Inventories

We maintain raw material inventories of electronic components, motor parts and other materials to meet our expected manufacturing needs for proprietary products and for products manufactured to the design specifications of our customers. Some of these components may become obsolete or impaired due to bulk purchases in excess of customer requirements. Accordingly, we periodically assesses our raw material inventory for potential impairment of value based on then available information, expectations and estimates and establish impairment reserves for estimated declines in the realizable value of our inventories. The actual realizable value of our inventories may differ materially from these estimates based on future occurrences. It is reasonably possible that future events or changes in circumstances could cause the realizable value of our inventories to decline materially, resulting in additional material impairment losses.

Percentage of Completion Revenue Recognition on Long-term Contracts: Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

We recognize revenue on development projects funded by our customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management's best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of our technology to customers' products and other applications with demanding specifications. Management's best estimates have sometimes been adversely impacted by unexpected technical challenges requiring additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers published performance specifications, unexpected prototype failures requiring the purchase of additional parts and a variety of other factors that may cause unforeseen delays and additional costs. It is reasonably possible that total costs to be incurred on any of the projects in process at March 31, 2009 could be materially different from management's estimates, and any modification of management's estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects.

Fair Value Measurements and Asset Impairment

Some of our assets and liabilities may be subject to analysis as to whether the asset or liability should be marked to fair value and some assets may be evaluated for potential impairment in value. Fair value estimates and judgments may be required by management for those assets that do not have quoted prices in active markets. These estimates and judgments may include fair value determinations based upon the extrapolation of quoted prices for similar assets and liabilities in active or inactive markets, for observable items other than the asset or liability itself, for observable items by correlation or other statistical analysis, or from our assumptions about the assumptions market participants would use in valuing an asset or liability when no observable market data is available. Similarly, management evaluates both tangible and intangible assets for potential impairments in value. In conducting this evaluation, management may rely on a number of factors to value anticipated future cash flows including operating results, business plans and present value techniques. Rates used to value and discount cash flows may include assumptions about interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of asset impairment. Changes in any of the foregoing estimates and assumptions or a change in market conditions could result in a material change in the value of an asset or liability resulting in a material adverse change in our operating results.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements ("SFAS No. 157").* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities. We adopted the provisions of SFAS No. 157 related to financial instruments on April 1, 2008, and the provisions related to nonfinancial assets and liabilities on April 1, 2009 (except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis). The provisions of this standard adopted by us on April 1, 2008 did not have a material effect on our financial statements and the adoption of the provisions effective April 1, 2009 will not have a material effect on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations ("FAS 141(R)")* and Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements ("FAS 160").* These standards goals are to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of FAS 141(R) and FAS 160 are effective for our fiscal year beginning April 1, 2009. We intend to adopt these standards for future acquisitions after the effective date.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets ("FSP 142-3").* FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets.* FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard will not have a material effect on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162").* SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".* The adoption of this standard will not have a material effect on our financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-3, *Accounting for Lessees for Maintenance Deposits Under Lease Arrangements ("EITF 08-3").* EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. It also provides revenue recognition accounting guidance for the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The adoption of this EITF will not have a material effect on our financial statements.

In October 2008, the FASB issued FASB Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3").* FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a material effect on our financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 157-4, *Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4").* FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. FSP 157-4 is effective for us beginning in the first quarter of fiscal year 2010. The adoption of FSP 157-4 will not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 115-2 and Statement of Financial Accounting Standards (FAS) No. 124-2, *Recognition and Presentation of Other-Than-Temporary Impairment ("FSP 115-2/FAS No. 124-2").* FSP 115-2/FAS No. 124-2 amends the requirements for the recognition and measurement of other-than-temporary impairments for debt securities by modifying the pre-existing "intent and ability" indicator. Additionally, FSP 115-2/FAS No. 124-2 changes the presentation of an other-than-temporary impairment in the income statement for those impairments involving credit losses. FSP 115-2/FAS No. 124-2 is effective for us beginning in the first quarter of fiscal year 2010. The adoption of this standard will not have a material effect on our financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 107-1 and Accounting Principals Board (APB) Opinion 28-1, *Interim Disclosure about Fair Value of Financial Instruments ("FSP 107-1/APB 28-1").* FSP 107-1/APB 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of FAS 107, *Disclosures about the Fair Value of Financial Instruments.* Additionally, FSP 107-1/APB 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. FSP 107-1/APB 28-1 does not change the accounting treatment for these financial instruments and is effective for us beginning in the first quarter of fiscal year 2010. The adoption of this standard will not have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not use financial instruments to any degree to manage these risks and do not hold or issue financial instruments for trading purposes. All of our product sales, and related receivables are payable in U.S. dollars. We are not subject to interest rate risk on our debt obligations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of UQM Technologies, Inc.

We have audited the accompanying consolidated balance sheets of UQM Technologies, Inc. (a Colorado Corporation) and subsidiaries (the Company) as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2009. We also have audited UQM Technologies, Inc. and subsidiaries internal control over financial reporting as of March 31, 2009 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). UQM Technologies, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over financial reporting, included in Item 9A. Our responsibility is to express an opinion on these financial statements and an opinion on UQM Technologies, Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, UQM Technologies, Inc. and subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

Grant Thornton LLP

Denver, Colorado
May 20, 2009

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2009	March 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 2,501,999	3,176,084
Short-term investments	3,291,667	6,589,808
Accounts receivable	917,099	1,304,139
Costs and estimated earnings in excess of billings on uncompleted contracts	643,098	649,670
Inventories	1,307,171	961,489
Prepaid expenses and other current assets	117,768	119,647
Total current assets	8,778,802	12,800,837
Property and equipment, at cost:		
Land	181,580	181,580
Building	2,464,213	2,460,103
Machinery and equipment	4,040,406	3,558,524
	6,686,199	6,200,207
Less accumulated depreciation	(3,556,796)	(3,317,812)
Net property and equipment	3,129,403	2,882,395
Patent and trademark costs, net of accumulated amortization of $733,594 and $677,957	438,184	477,765
Other assets	76,443	241,549
Total assets	$ 12,422,832	16,402,546

(Continued)

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

Liabilities and Stockholders' Equity	March 31, 2009	March 31, 2008
Current liabilities:		
Accounts payable	$ 651,129	740,527
Other current liabilities	600,672	372,285
Current portion of long-term debt	416,923	106,002
Short-term deferred compensation under executive employment agreements	397,834	364,000
Billings in excess of costs and estimated earnings on uncompleted contracts	71,367	707,848
Total current liabilities	2,137,925	2,290,662
Long-term debt, less current portion	-	416,923
Long-term deferred compensation under executive employment agreements	675,715	633,873
	675,715	1,050,796
Total liabilities	2,813,640	3,341,458
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 50,000,000 shares authorized; 26,727,694 and 26,526,737 shares issued and outstanding	267,277	265,267
Additional paid-in capital	78,767,154	77,819,041
Accumulated deficit	(69,425,239)	(65,023,220)
Total stockholders' equity	9,609,192	13,061,088
Total liabilities and stockholders' equity	$ 12,422,832	$ 16,402,546

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Revenue:			
Contract services	$ 2,717,246	2,591,939	2,907,536
Product sales	6,011,065	4,916,383	3,745,658
	8,728,311	7,508,322	6,653,194
Operating costs and expenses:			
Costs of contract services	2,279,956	2,039,017	2,666,316
Costs of product sales	4,682,711	4,392,442	3,323,577
Research and development	593,209	461,791	321,160
Production engineering	1,869,848	1,706,978	1,286,761
Selling, general and administrative	3,782,840	3,905,495	2,855,213
Loss (gain) on disposal of assets	(510)	(2,159)	889
	13,208,054	12,503,564	10,453,916
Loss before other income (expense)	(4,479,743)	(4,995,242)	(3,800,722)
Other income (expense):			
Interest income	198,947	463,248	445,578
Interest expense	(33,387)	(40,652)	(47,422)
Impairment of investment	(89,369)	-	-
Other	1,533	(13,459)	(28,791)
	77,724	409,137	369,365
Net loss	$ (4,402,019)	(4,586,105)	(3,431,357)
Net loss per common share-basic and diluted:	$(0.17)	(0.18)	(0.14)
Weighted average number of shares of common stock outstanding - basic and diluted	26,651,130	26,196,278	25,116,354

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Number of common shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at April 1, 2006	24,776,042	$ 247,760	69,293,461	(56,796,847)	12,744,374
Issuance of common stock under employee stock purchase plan	7,095	71	17,695	-	17,766
Issuance of common stock upon exercise of employee options	215,440	2,154	681,539	-	683,693
Issuance of common stock upon exercise of warrants	165,812	1,659	426,136	-	427,795
Issuance of common stock to directors	12,500	125	39,875	-	40,000
Compensation expense from employee and director stock option and common stock grants	-	-	917,756	-	917,756
Cumulative effect of adoption of SAB 108	-	-	-	(208,911)	(208,911)
Net loss	-	-	-	(3,431,357)	(3,431,357)
Balances at March 31, 2007	25,176,889	251,769	71,376,462	(60,437,115)	11,191,116
Issuance of common stock in follow-on offering, net of offering costs	1,250,000	12,500	5,171,177	-	5,183,677
Issuance of common stock under employee stock purchase plan	14,664	146	40,644	-	40,790
Issuance of common stock upon exercise of employee options	24,362	244	56,431	-	56,675
Issuance of common stock under stock bonus plan	60,822	608	46,623	-	47,231
Compensation expense from employee and director stock option and common stock grants	-	-	1,127,704	-	1,127,704
Net loss	-	-	-	(4,586,105)	(4,586,105)
Balances at March 31, 2008	26,526,737	265,267	77,819,041	(65,023,220)	13,061,088
Issuance of common stock under employee stock purchase plan	22,268	223	33,994	-	34,217
Purchase of treasury stock	(70,269)	(703)	(156,434)	-	(157,137)
Issuance of common stock under stock bonus plan	248,958	2,490	(2,490)	-	-
Compensation expense from employee and director stock option and common stock grants	-	-	1,073,043	-	1,073,043
Net loss	-	-	-	(4,402,019)	(4,402,019)
Balances at March 31, 2009	26,727,694	$ 267,277	78,767,154	(69,425,239)	9,609,192

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Cash flows from operating activities:			
Net loss	$(4,402,019)	(4,586,105)	(3,431,357)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	546,843	437,799	414,322
Gain on disposal of assets	(510)	(13,314)	-
Impairment of long-lived assets	-	11,155	889
Impairment of investment	89,369	-	-
Impairment of inventories	41,613	-	-
Non-cash equity based compensation	1,073,043	1,174,935	957,756
Change in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	393,612	(255,113)	(736,243)
Inventories	(387,295)	(61,604)	(432,400)
Prepaid expenses and other current assets	1,879	159,696	(160,904)
Other assets	-	2,101	2,102
Accounts payable and other current liabilities	138,989	(228,918)	436,201
Billings in excess of costs and estimated earnings on uncompleted contracts	(636,481)	395,311	90,911
Deferred compensation under executive employment agreements	75,676	452,334	125,767
Net cash used in operating activities	(3,065,281)	(2,511,723)	(2,732,956)
Cash flows from investing activities:			
Maturities (purchases) of short-term investments	3,208,772	(607,980)	27,566
Increase in other long-term assets	(2,122)	(2,217)	(52,699)
Prepayments on property and equipment	(188,427)	(186,633)	-
Acquisition of property and equipment	(382,559)	(616,488)	(397,008)
Increase in patent and trademark costs	(16,056)	(51,099)	(6,773)
Proceeds from sale of assets	510	17,665	-
Net cash provided by (used in) investing activities	$ 2,620,118	(1,446,752)	(428,914)

See accompanying notes to consolidated financial statements.

(Continued)

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Cash flows from financing activities:			
Repayment of debt	$ (106,002)	(98,760)	(92,013)
Issuance of common stock in follow-on offering, net of offering costs	-	5,183,677	-
Issuance of common stock upon exercise of employee options	-	56,675	683,693
Purchase of treasury stock	(157,137)	-	-
Issuance of common stock upon exercise of warrants	-	-	427,795
Issuance of common stock under employee stock purchase plan	34,217	40,790	17,766
Net cash provided by (used in) financing activities	(228,922)	5,182,382	1,037,241
Increase (decrease) in cash and cash equivalents	(674,085)	1,223,907	(2,124,629)
Cash and cash equivalents at beginning of year	3,176,084	1,952,177	4,076,806
Cash and cash equivalents at end of year	$ 2,501,999	3,176,084	1,952,177
Supplemental Cash Flow Information:			
Interest paid in cash during the year	$ 33,738	40,979	47,726

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

UQM Technologies, Inc. and our wholly-owned subsidiary UQM Power Products, Inc. are engaged in the research, development and manufacture of permanent magnet electric motors and the electronic controls for such motors. Our facility is located in Frederick, Colorado. Our revenue is derived primarily from product sales to customers in the automotive, agriculture, industrial, medical and aerospace markets, and from contract research and development services. We are impacted by other factors such as the continued receipt of contracts from industrial and governmental parties, our ability to protect and maintain the proprietary nature of our technology, continued product and technological advances and our ability together with our partners, to commercialize our products and technology.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of UQM Technologies, Inc. and those of all majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents and Short-term Investments

We consider cash on hand and investments with original maturities of three months or less to be cash and cash equivalents. Investments with original maturities of greater than three months and less than one year from the balance sheet date are classified as short-term.

(d) Investments

We have an investment policy approved by the Board of Directors that governs the quality, acceptability and dollar concentration of our investments. Investments are comprised of marketable securities and consist primarily of commercial paper, asset-backed and mortgage-backed notes and bank certificates of deposits with original maturities beyond three months. All marketable securities are held in our name at two major financial institutions who hold custody of the investments. All of our investments are held-to-maturity investments that we have the positive intent and ability to hold until maturity. These securities are recorded at amortized cost. Investments with an original maturity of greater than three months and less than one year from the balance sheet date are classified as short-term.

The amortized cost and unrealized gain or loss of our investments were:

	March 31, 2009		March 31, 2008	
	Amortized Cost	Gain (Loss)	Amortized Cost	Gain (Loss)
Short-term investments:				
U.S. government and government agency securities	$ 2,055,176	2,755	1,656,515	(3,193)
Commercial paper, corporate and foreign bonds	137,418	(3,454)	1,912,779	(9,050)
Certificates of deposit	1,099,073	-	3,020,514	-
	3,291,667	(699)	6,589,808	(12,243)
Long-term investment:				
Certificates of deposit (included in other assets)	57,038	-	54,916	-
	$ 3,348,705	(699)	6,644,724	(12,243)

The time to maturity of held-to-maturity securities were:

	March 31, 2009	March 31, 2008
Three to six months	$ -	1,311,373
Six months to one year	3,291,667	5,278,435
Over one year	57,038	54,916
	$ 3,348,705	6,644,724

(e) Accounts Receivable

We extend unsecured credit to most of our customers following a review of the customers' financial condition and credit history. We establish an allowance for doubtful accounts based upon a number of factors including the length of time trade receivables are past due, the customer's ability to pay its obligation to us, the condition of the general economy, estimates of credit risk, historical trends and other information. We write off accounts receivable when they become uncollectible against our allowance for uncollectible accounts receivable. At March 31, 2009 and 2008, no allowance for uncollectible accounts receivable was deemed necessary. Accounts receivable are deemed to be past due when they have not been paid by their contractual due date.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory reserves are based on our assessment of recoverability of slow moving or obsolete inventory items. We did not have any reserves recorded as of March 31, 2009 and 2008.

(g) Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years, except for buildings, which are depreciated over 27.5 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for the fiscal years ended March 31, 2009, 2008 and 2007 was $491,206, $382,162 and $337,470, respectively.

(h) Patent and Trademark Costs

Patent and trademark costs consist primarily of legal expenses, and represent those costs incurred by us for the filing of patent and trademark applications. Amortization of patent and trademark costs is computed using the straight-line method over the estimated useful life of the asset, typically 17 years for patents, and 40 years for trademarks. Amortization expense for the fiscal years ended March 31, 2009, 2008 and 2007 was $55,637, $55,637 and $76,852, respectively.

(i) Impairment of Long-Lived Assets

We periodically evaluate whether circumstances or events have affected the recoverability of long-lived assets including intangible assets with finite useful lives. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or groups of assets from expected future cash flows (undiscounted and without interest charges) estimated by management. If expected future cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to fair value as determined by expected discounted future cash flows.

(j) Product Warranties

Our warranty policy generally provides three months to three years of coverage depending on the product. We record a liability for estimated warranty obligations at the date products are sold. The estimated cost of warranty coverage is based on our actual historical experience with our current products or similar products. For new products, the required reserve is based on historical experience of similar products until sufficient historical data has been collected on the new product. Adjustments are made as new information becomes available.

(k) Revenue and Cost Recognition

We manufacture proprietary products and other products. Revenue from sales of products are generally recognized at the time title to the goods and the benefits and risks of ownership passes to the customer which is typically when products are shipped based on the terms of the customer purchase agreement.

Revenue relating to long-term fixed price contracts is recognized using the percentage of completion method. Under the percentage of completion method, contract revenues and related costs are recognized based on the percentage that costs incurred to date bear to total estimated costs.

Changes in job performance, estimated profitability and final contract settlements may result in revisions to cost and revenue, and are recognized in the period in which the revisions are determined.

Contract costs include all direct materials, subcontract and labor costs and other indirect costs. Selling, general and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

The aggregate of costs incurred and estimated earnings recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings on uncompleted contracts in excess of costs incurred and estimated earnings is shown as a current liability.

(l) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes ("SFAS 109")*. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation of deferred tax assets may be reduced if future realization is not assured. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(m) Research and Development

Costs of researching and developing new technology, or significantly altering existing technology, are expensed as incurred.

(n) Loss per Common Share

Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common stockholders by all outstanding and potentially dilutive shares during the periods presented, unless the effect is antidilutive. At March 31, 2009, 2008 and 2007, respectively, issued but not yet earned common shares of 225,870, 283,480, and 136,035 were being held in safekeeping by the Company. For the fiscal years 2009, 2008, and 2007, shares in the amount of zero, 7,887, and 9,767 shares were potentially included in the calculation of diluted loss per share under the treasury stock method but were not included, because to do so would be antidilutive. At March 31, 2009, 2008 and 2007, options to purchase 2,995,214, 2,679,740 and 2,771,914 shares of common stock, respectively, and warrants to purchase zero, 85,267 and 157,267 shares of common stock, respectively, were outstanding. For the fiscal years ended March 31, 2009, 2008 and 2007, respectively, options and warrants for 2,957,734, 1,400,051 and 1,582,262 shares were not included in the computation of diluted loss per share because the option or warrant exercise price was greater than the average market price of the common stock. In-the-money options and warrants determined under the treasury stock method to acquire 3,554 shares, 335,477 shares and 381,096 shares of common stock for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, were potentially includable in the calculation of diluted loss per share but were not included, because to do so would be antidilutive.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(p) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(q) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements ("SFAS No. 157")*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities. We adopted the provisions of SFAS No. 157 related to financial instruments on April 1, 2008, and the provisions related to nonfinancial assets and liabilities on April 1, 2009 (except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis). The provisions of this standard adopted by us on April 1, 2008 did not have a material effect on our financial statements and the adoption of the provisions effective April 1, 2009 will not have a material effect on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations ("FAS 141(R)")* and Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements ("FAS 160")*. These standards goals are to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of FAS 141(R) and FAS 160 are effective for our fiscal year beginning April 1, 2009. We intend to adopt these standards for future acquisitions after the effective date.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets ("FSP 142-3")*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard will not have a material effect on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162")*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles"*. The adoption of this standard will not have a material effect on our financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-3, *Accounting for Lessees for Maintenance Deposits Under Lease Arrangements ("EITF 08-3")*. EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. It also provides revenue recognition accounting guidance for the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The adoption of this EITF will not have a material effect on our financial statements.

In October 2008, the FASB issued FASB Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3")*. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a material effect on our financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 157-4, *Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4")*. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. FSP 157-4 is effective for us beginning in the first quarter of fiscal year 2010. The adoption of FSP 157-4 will not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 115-2 and Statement of Financial Accounting Standards (FAS) No. 124-2, *Recognition and Presentation of Other-Than-Temporary Impairment ("FSP 115-2/FAS No. 124-2")*. FSP 115-2/FAS No. 124-2 amends the requirements for the recognition and measurement of other-than-temporary impairments for debt securities by modifying the pre-existing "intent and ability" indicator. Additionally, FSP 115-2/FAS No. 124-2 changes the presentation of an other-than-temporary impairment in the income statement for those impairments involving credit losses. FSP 115-2/FAS No. 124-2 is effective for us beginning in the first quarter of fiscal year 2010. The adoption of this standard will not have a material effect on our financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) 107-1 and Accounting Principals Board (APB) Opinion 28-1, *Interim Disclosure about Fair Value of Financial Instruments ("FSP 107-1/APB 28-1")*. FSP 107-1/APB 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of FAS 107, *Disclosures about the Fair Value of Financial Instruments*. Additionally, FSP 107-1/APB 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. FSP 107-1/APB 28-1 does not change the accounting treatment for these financial instruments and is effective for us beginning in the first quarter of fiscal year 2010. The adoption of this standard will not have a material effect on our financial statements.

(2) Stock Based Compensation

Stock Option Plans

As of March 31, 2009 we had 805,966 shares of common stock available for future grant to employees, consultants and key suppliers under our 2002 Equity Incentive Plan ("Plan"). Under the Plan, the exercise price of each option is set at the fair value of the common stock on the date of grant and the maximum term of the option is 10 years from the date of grant. Options granted to employees generally vest ratably over a three-year period. The maximum number of options that may be granted to an employee under the Plan in any calendar year is 500,000 options. Forfeitures under the Plan are available for re-issuance at any time prior to expiration of the Plan in 2013. Options granted under the Plan to employees require the option holder to abide by certain Company policies, which restrict their ability to sell the underlying common stock. Prior to the adoption of the Plan, we issued stock options under our 1992 Incentive and Non-Qualified Option Plan, which expired by its terms in 2002. Forfeitures under the 1992 Incentive and Non-Qualified Option Plan may not be re-issued.

Non-Employee Director Stock Option Plan

In February 1994 our Board of Directors ratified a Stock Option Plan for Non-Employee Directors ("Directors Plan") pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. As of March 31, 2009, we had 204,304 shares of common stock available for future grant under the Directors Plan. Option terms range from 3 to 10 years from the date of grant. Option exercise prices are equal to the fair value of the common shares on the date of grant. Options granted under the plan generally vest immediately. Forfeitures under the Directors Plan are available for re-issuance at a future date.

Stock Purchase Plan

We have established a Stock Purchase Plan under which eligible employees may contribute up to 10 percent of their compensation to purchase shares of our common stock at 85 percent of the fair market value at specified dates. As of March 31, 2009 we had 67,969 shares of common stock available for issuance under the Stock Purchase Plan. During the years ended March 31, 2009, 2008 and 2007, respectively, 22,268, 14,664 and 7,095 shares of common stock were issued under the Stock Purchase Plan. Cash received by us upon the issuance of shares under the Stock Purchase Plan for the years ended March 31, 2009, 2008 and 2007, was $34, 217, $40,790 and $17,766, respectively.

Stock Bonus Plan

We have a Stock Bonus Plan ("Stock Plan") administered by the Board of Directors. As of March 31, 2009 there were 6,794 shares of common stock available for future grant under the Stock Plan. Under the Stock Plan, shares of common stock may be granted to employees, key consultants, and directors who are not employees as additional compensation for services rendered. Vesting requirements for grants under the Stock Plan, if any, are determined by the Board of Directors at the time of grant. There were 191,348 and 204,558 shares granted under the Stock Plan during the years ended March 31, 2009, and March 31, 2008, respectively.

We use the straight-line attribution method to recognize share-based compensation costs over the requisite service period of the award. Options granted by us generally expire ten years from the grant date. Options granted to existing and newly hired employees generally vest over a three-year period from the date of the grant. The exercise price of options is equal to the market price of our common stock (defined as the closing price reported by the NYSE Amex) on the date of grant.

We use the Black-Scholes-Merton option pricing model for estimating the fair value of stock option awards. Total share-based compensation expense and the classification of these expenses for the last three fiscal years were as follows:

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Cost of contract services	$ 110,329	113,507	154,828
Cost of product sales	84,875	60,933	48,606
Research and development	37,903	25,652	22,612
Production engineering	128,553	132,494	113,013
Selling, general and administrative	711,383	842,349	618,697
	$ 1,073,043	1,174,935	957,756

Share-based compensation capitalized in inventories was insignificant as of March 31, 2009 and 2008.

In accordance with SFAS No. 123(R), we adjust share-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments during the years ended March 31, 2009, 2008 and 2007 was insignificant.

All options granted under the Non-Employee Director Stock Option Plan are vested. A summary of the status of non-vested shares under the Equity Incentive Plan as of March 31, 2009, 2008 and 2007, and changes during the years ended March 31, 2009, 2008 and 2007 are presented below:

	Year Ended March 31, 2009		Year Ended March 31, 2008		Year Ended March 31, 2007	
	Shares Under Option	Weighted-Average Grant Date Fair Value	Shares Under Option	Weighted-Average Grant Date Fair Value	Shares Under Option	Weighted-Average Grant Date Fair Value
Non-vested at March 31	337,888	$ 1.85	554,940	$ 1.71	926,197	$ 1.61
Granted	-	$ -	-	$ -	-	$ -
Vested	(10,000)	$ 2.10	(10,000)	$ 2.10	(10,000)	$ 2.10
Forfeited	(2,000)	$ 1.61	(2,387)	$ 2.01	(14,481)	$ 1.17
Non-vested at June 30	325,888	$ 1.84	542,553	$ 1.70	901,716	$ 1.61
Granted	381,615	$ 1.08	106,159	$ 1.89	119,605	$ 1.53
Vested	(72,588)	$ 1.69	(39,702)	$ 1.52	-	$ -
Forfeited	(1,500)	$ 1.61	(2,000)	$ 1.61	(48,276)	$ 1.59
Non-vested at September 30	633,415	$ 1.40	607,010	$ 1.75	973,045	$ 1.60
Granted	-	$ -	-	$ -	-	$ -
Vested	(346,294)	$ 1.39	(246,455)	$ 1.63	(252,117)	$ 1.63
Forfeited	-	$ -	(2,000)	$ 1.61	-	$ -
Non-vested at December 31	287,121	$ 1.41	358,555	$ 1.83	720,928	$ 1.60
Granted	-	$ -	6,000	$ 1.03	5,000	$ 2.69
Vested	(3,667)	$ 1.78	(26,667)	$ 1.41	(165,520)	$ 1.23
Forfeited	-	$ -	-	$ -	(5,468)	$ 1.78
Non-vested at March 31	283,454	$ 1.40	337,888	$ 1.85	554,940	$ 1.71

As of March 31, 2009, there was $266,896 of total unrecognized compensation costs related to stock options granted under our stock option plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 22 months. The total fair value of stock options that vested during the years ended March 31, 2009, 2008 and 2007 was $633,106, $519,978 and $635,894, respectively.

Notes to Consolidated Financial Statements, Continued

A summary of the non-vested shares under the Stock Bonus Plan as of March 31, 2009 and 2008 and changes during the years ended March 31, 2009, 2008 and 2007 is presented below:

	Year Ended March 31, 2009		Year Ended March 31, 2008		Year Ended March 31, 2007	
	Shares Under Contract	Weighted-Average Grant Date Fair Value	Shares Under Contract	Weighted-Average Grant Date Fair Value	Shares Under Contract	Weighted-Average Grant Date Fair Value
Non-vested at March 31	283,480	$ 3.34	136,035	$ 3.20	-	$ -
Granted	-	$ -	-	$ -	-	$ -
Vested	-	$ -	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -	-	$ -
Non-vested at June 30	283,480	$ 3.34	136,035	$ 3.20	-	$ -
Granted	191,348	$ 2.18	-	$ -	149,735	$ 3.20
Vested	(184,692)	$ 2.43	(45,349)	$ 3.20	(12,500)	$ 3.20
Forfeited	-	$ -	-	$ -	(1,200)	$ 3.20
Non-vested at September 30	290,136	$ 3.15	90,686	$ 3.20	136,035	$ 3.20
Granted	-	$ -	204,558	$ 3.40	-	$ -
Vested	(64,266)	$ 3.40	(11,764)	$ 3.40	-	$ -
Forfeited	-	$ -	-	$ -	-	$ -
Non-vested at December 31	225,870	$ 3.08	283,480	$ 3.34	136,035	$ 3.20
Granted	-	$ -	-	$ -	-	$ -
Vested	-	$ -	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -	-	$ -
Non-vested at March 31	225,870	$ 3.08	283,480	$ 3.34	136,035	$ 3.20

As of March 31, 2009 there was $184,997 of total unrecognized compensation costs related to common stock granted under our Stock Bonus Plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 23 months. The total fair value of common stock granted under the Stock Bonus Plan that vested during the years ended March 31, 2009, 2008 and 2007 was $667,384, $185,114 and $40,000, respectively.

During the years ended March 31, 2009, 2008 and 2007 options to acquire 550,358, 201,060 and 148,344 shares of common stock, respectively, were granted under our Equity Incentive and Non-Employee Director Stock Option Plans. The weighted average estimated values of employee and director stock option grants, as well as the weighted average assumptions that were used in calculating such values during the years ended March 31, 2009, 2008 and 2007, were based on estimates at the date of grant as follows:

	Year Ended March 31,		
	2009	2008	2007
Weighted average estimated fair value of grant	$ 2.19 Per option	3.41 Per option	3.24 Per option
Expected life (in years)	3.4 years	3.3 years	3.5 years
Risk free interest rate	3.20 %	4.17 %	4.9 %
Expected volatility	60.56 %	60.03 %	59.7 %
Expected dividend yield	0.0 %	0.0 %	0.0 %

Expected volatility is based on historical volatility. The expected life of options granted prior to January 1, 2008 was based on the simplified calculation of expected life described in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 107 ("SAB 107"). In addition, options granted to members of the board of directors and executives on July 23, 2008 with option terms of less than ten years utilize the simplified calculation of expected life described by SAB 107 because we do not have sufficient historical experience for option grants with option terms of less than ten years. The expected life of all other options granted subsequent to December 31, 2007 are based on historical experience.

Additional information with respect to stock option activity during the year ended March 31, 2009 under our incentive and non-qualified stock option plans is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2008	2,543,306	$ 3.94	5.2 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(2,000)	$ 3.57		
Outstanding at June 30, 2008	2,541,306	$ 3.94	5.0 years	$ 3,060
Granted	381,615	$ 2.18		
Exercised	-	$ -		$ -
Forfeited	(1,500)	$ 3.57		
Outstanding at September 30, 2008	2,921,421	$ 3.71	4.9 years	$ 584,914
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at December 31, 2008	2,921,421	$ 3.71	4.6 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(180,606)	$ 4.38		
Outstanding at March 31, 2009	2,740,815	$ 3.66	4.7 years	$ -
Exercisable at March 31, 2009	2,457,361	$ 3.78	4.5 years	$ -
Vested and expected to vest at March 31, 2009	2,726,859	$ 3.67	4.6 years	$ -

Notes to Consolidated Financial Statements, Continued

Additional information with respect to stock option activity during the year ended March 31, 2008 under our incentive and non-qualified stock option plans is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2007	2,692,400	$ 4.33	5.7 years	$ 1,972,876
Granted	-	$ -		
Exercised	(1,599)	$ 2.41		$ 2,942
Forfeited	(3,579)	$ 2.68		
Outstanding at June 30, 2007	2,687,222	$ 4.33	5.4 years	$ 2,070,665
Granted	106,159	$ 3.57		
Exercised	(4,245)	$ 2.41		$ 8,193
Forfeited	(2,000)	$ 3.57		
Outstanding at September 30, 2007	2,787,136	$ 4.30	5.2 years	$ 1,343,718
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(2,000)	$ 3.57		
Outstanding at December 31, 2007	2,785,136	$ 4.30	5.0 years	$ 1,006,016
Granted	6,000	$ 1.69		
Exercised	-	$ -		$ -
Forfeited	(247,830)	$ 8.00		
Outstanding at March 31, 2008	2,543,306	$ 3.94	5.2 years	$ -
Exercisable at March 31, 2008	2,205,418	$ 3.99	4.9 years	$ -
Vested and expected to vest at March 31, 2008	2,523,959	$ 3.94	5.2 years	$ -

Notes to Consolidated Financial Statements, Continued

Additional information with respect to stock option activity during the year ended March 31, 2007 under our incentive and non-qualified stock option plans is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2006	3,006,329	$ 4.28		
Granted	-	$ -		
Exercised	(186,814)	$ 3.29		$ 306,117
Forfeited	(9,037)	$ 2.26		
Outstanding at June 30, 2006	2,810,478	$ 4.35	6.1 years	$ 518,535
Granted	119,605	$ 3.20		
Exercised	-	$ -		
Forfeited	(99,758)	$ 5.61		
Outstanding at September 30, 2006	2,830,325	$ 4.26	6.0 years	$ 330,706
Granted	-	$ -		
Exercised	-	$ -		
Forfeited	(11,666)	$ 2.17		
Outstanding at December 31, 2006	2,818,659	$ 4.27	5.7 years	$ 307,679
Granted	5,000	$ 4.31		
Exercised	(28,626)	$ 2.43		$ 51,606
Forfeited	(102,633)	$ 3.31		
Outstanding at March 31, 2007	2,692,400	$ 4.33	5.7 years	$ 1,972,876
Exercisable at March 31, 2007	2,137,460	$ 4.58	4.9 years	$ 1,540,910
Vested and expected to vest at March 31, 2007	2,666,940	$ 4.33	5.6 years	$ 1,957,156

Notes to Consolidated Financial Statements, Continued

Additional information with respect to stock option activity during the year ended March 31, 2009 under our non-employee director stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2008	131,644	$ 3.33	2.7 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at June 30, 2008	131,644	$ 3.33	2.4 years	$ 1,736
Granted	109,302	$ 2.18		
Exercised	-	$ -		$ -
Forfeited	(18,027)	$ 3.22		
Outstanding at September 30, 2008	222,919	$ 2.77	3.2 years	$ 71,345
Granted	59,441	$ 3.39		
Exercised	-	$ -		$ -
Forfeited	(59,441)	$ 3.39		
Outstanding at December 31, 2008	222,919	$ 2.77	3.0 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at March 31, 2009	222,919	$ 2.77	2.7 years	$ -
Exercisable at March 31, 2009	222,919	$ 2.77	2.7 years	$ -
Vested and expected to vest at March 31, 2009	222,919	$ 2.77	2.7 years	$ -

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Additional information with respect to stock option activity during the year ended March 31, 2008 under our non-employee director stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2007	70,520	$ 2.91	1.4 years	$ 87,911
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at June 30, 2007	70,520	$ 2.91	1.2 years	$ 92,083
Granted	24,039	$ 3.57		
Exercised	(18,518)	$ 2.30		$ 21,111
Forfeited	(9,259)	$ 2.30		
Outstanding at September 30, 2007	66,782	$ 3.40	2.0 years	$ 21,111
Granted	57,918	$ 3.40		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at December 31, 2007	124,700	$ 3.40	2.8 years	$ 7,614
Granted	6,944	$ 1.95		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at March 31, 2008	131,644	$ 3.33	2.7 years	$ -
Exercisable at March 31, 2008	131,644	$ 3.33	2.7 years	$ -
Vested and expected to vest at March 31, 2008	131,644	$ 3.33	2.7 years	$ -

Notes to Consolidated Financial Statements, Continued

Additional information with respect to stock option activity during the year ended March 31, 2007 under our non-employee director stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2006	59,281	$ 2.90	1.2 years	$ 16,666
Granted	-	$ -		
Exercised	-	$ -		
Forfeited	-	$ -		
Outstanding at June 30, 2006	59,281	$ 2.90	1.2 years	$ 16,666
Granted	23,739	$ 3.20		
Exercised	-	$ -		
Forfeited	-	$ -		
Outstanding at September 30, 2006	83,020	$ 2.99	1.6 years	$ 12,222
Granted	-	$ -		
Exercised	-	$ -		
Forfeited	-	$ -		
Outstanding at December 31, 2006	83,020	$ 2.99	1.4 years	$ 11,666
Granted	-	$ -		
Exercised	-	$ -		
Forfeited	(12,500)	$ 3.40		
Outstanding at March 31, 2007	70,520	$ 2.91	1.4 years	$ 87,911
Exercisable at March 31, 2007	70,520	$ 2.91	1.4 years	$ 87,911
Vested and expected to vest at March 31, 2007	70,520	$ 2.91	1.4 years	$ 87,911

Cash received by us upon the exercise of stock options for the years ended March 31, 2009, 2008 and 2007 was zero, $56,675 and $683,693, respectively. The source of shares of common stock issuable upon the exercise of stock options is from authorized and previously unissued common shares.

Notes to Consolidated Financial Statements, Continued

(3) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

At March 31, 2009, the estimated period to complete contracts in process ranged from one to six months, and we expect to collect substantially all related accounts receivable arising therefrom within sixty days of billing.

The following summarizes contracts in process:

	March 31, 2009	March 31, 2008
Costs incurred on uncompleted contracts	$ 4,414,886	3,018,470
Estimated earnings	194,861	377,822
	4,609,747	3,396,292
Less billings to date	(4,038,016)	(3,454,470)
	$ 571,731	(58,178)
Included in the accompanying balance sheets as follows:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 643,098	649,670
Billings in excess of costs and estimated earnings on uncompleted contracts	(71,367)	(707,848)
	$ 571,731	(58,178)

(4) Inventories

Inventories consist of:

	March 31, 2009	March 31, 2008
Raw materials	$ 794,663	721,291
Work-in-process	419,270	179,385
Finished products	93,238	60,813
	$ 1,307,171	961,489

Our raw material inventory is subject to obsolescence and potential impairment due to bulk purchases in excess of customers' requirements. We periodically assess our inventory for recovery of its carrying value based on available information, expectations and estimates, and adjust inventory carrying-value to the lower of cost or market for estimated declines in the realizable value. For the fiscal year ended March 31, 2009 we impaired obsolete inventory with a carrying value of $41,613.

(5) Impairment of Long-Lived Assets

During the fiscal years ended March 31, 2009, 2008 and 2007, we recorded total impairment charges of zero, $11,155 and $889, respectively, for obsolete equipment and abandoned patent applications.

Average annual depreciation expense for the equipment impaired during the fiscal year ended March 31, 2008, for years preceding the year of impairment, was $4,308.

(6) Patents and Trademarks

Intangible assets, which consist entirely of patents and trademarks owned by the Company, had a gross carrying amount of $1,171,778 and $1,155,722, accumulated amortization of $733,594 and $677,957, and a net carrying amount of $438,184 and $477,765, at March 31, 2009 and 2008, respectively. Amortization expense for the years ended March 31, 2009, 2008 and 2007, was $55,637, $55,637 and $76,852, respectively. Patents and trademarks are amortized on a straight-line basis over a period of 17 years and 40 years, respectively.

Estimated future amortization of these intangible assets is as follows:

2010	$ 54,906
2011	47,207
2012	39,493
2013	38,363
2014	34,221
Thereafter	223,994
	$ 438,184

(7) Other Current Liabilities

Other current liabilities consist of:

	March 31, 2009	March 31, 2008
Accrued payroll and employee benefits	$ 165,221	125,677
Accrued personal property and real estate taxes	82,396	58,184
Accrued warranty costs	84,445	117,645
Accrued losses on engineering contracts	520	5,209
Unearned revenue	149,355	20,690
Accrued royalties	73,773	33,923
Other	44,962	10,957
	$ 600,672	372,285

(8) Long-Term Debt

Long-term debt consists of:

	March 31, 2009	March 31, 2008
Note payable to bank, payable in monthly installments with interest at 7.0%; matures November 2009; secured by land and building	$ 416,923	522,925

(9) Income Taxes

Income tax benefit attributable to loss from operations differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent as a result of the following:

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Computed "expected" tax benefit	$(1,497,208)	(1,554,700)	(1,156,872)
Increase (decrease) in taxes resulting from:			
Adjustment of expiring net operating loss carry-forwards	1,450,222	1,124,302	825,774
Adjustment to deferred tax assets and liabilities for prior period corrections	-	(104,562)	865,148
Increase (decrease) in valuation allowance for net deferred tax assets	(67,423)	588,902	(525,326)
Other, net	114,409	(53,942)	(8,724)
Income tax benefit	$ -	-	-

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are presented below:

	March 31, 2009	March 31, 2008
Deferred tax assets:		
Research and development credit carry-forwards	$ 113,471	130,798
Net operating loss carry-forwards	20,050,531	20,259,647
Deferred compensation	397,835	369,790
Property and equipment	333,382	343,429
Intangible assets	6,180	-
Stock compensation	383,514	363,974
Other	126,658	26,197
Total deferred tax assets	21,411,571	21,493,835
Deferred tax liabilities:		
Intangible assets	-	14,841
Total deferred tax liabilities	-	14,841
Net deferred tax assets	21,411,571	21,478,994
Less valuation allowance	(21,411,571)	(21,478,994)
Net deferred tax assets, net of valuation allowance	$ -	-

As of March 31, 2009 we had net operating loss carry-forwards (NOL) of approximately $59 million for U.S. income tax purposes that expire in varying amounts through 2029. Approximately $4.5 million of the net operating loss carry-forwards are attributable to stock options, the benefit of which will be credited to additional paid-in capital if realized. However, due to the provisions of Section 382 of the Internal Revenue Code, the utilization of a portion of these NOLs may be limited. Future ownership changes under Section 382 could occur that would result in additional Section 382 limitations, which could further restrict the use of NOLs. In addition, any Section 382 limitation could reduce our ability for utilization to zero if we fail to satisfy the continuity of business enterprise requirement for the two-year period following an ownership change.

The valuation allowance for deferred tax assets of $21.4 million and $21.5 million at March 31, 2009 and March 31, 2008, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily net operating loss carry forwards in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more-likely-than-not that the deferred tax assets can be realized prior to their expiration. Based on the Company's assessment it has determined the deferred tax assets are not currently realizable.

(10) Stockholders' Equity

In June 2007 we completed a private placement of 1,250,000 shares of our common stock to two institutional investors. Cash proceeds, net of offering costs, were $5,183,677.

In November 2004 we completed a follow-on offering of 3,600,000 shares of our common stock. The placement agent was issued four-year warrants to acquire 360,000 shares of common stock at an exercise price of $2.58 per share, which were recorded at fair value. Cash proceeds, net of offering costs, were $6,767,465. Warrants to acquire zero and 85,267 shares of our common stock were outstanding at March 31, 2009 and 2008, respectively.

(11) Significant Customers

We have historically derived significant revenue from a few key customers. Revenue from Quantum Fuel Systems Technologies Worldwide Inc. totaled $1,360,909, $256,393 and zero for the years ended March 31, 2009, 2008 and 2007, respectively, which was 16 percent, 3 percent and nil of total consolidated revenue, respectively. Revenue from Invacare Corporation totaled $292,414, $508,903 and $830,637 for the years ended March 31, 2009, 2008 and 2007, respectively, which was 3 percent, 7 percent and 12 percent of total revenue, respectively. Revenue from Lippert Components, Inc. totaled $635,144, $1,271,502 and $1,059,930 for the years ended March 31, 2009, 2008 and 2007, respectively, which was 7 percent, 17 percent and 16 percent of total revenue, respectively. Revenue from the Denver Regional Transportation District totaled $3,337, $864,540 and $417,750 for the years ended March 31, 2009, 2008 and 2007, respectively, which was nil, 12 percent and 6 percent of total revenue, respectively.

Trade accounts receivable from Quantum Fuel Systems Technologies Worldwide Inc. were 16 percent and 8 percent of total accounts receivable as of March 31, 2009 and 2008, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled zero as of March 31, 2009 and 2008. Trade accounts receivable from Invacare Corporation were 2 percent and 16 percent of total accounts receivable as of March 31, 2009 and 2008, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled zero and $45,615 as of March 31, 2009 and 2008, respectively. Trade accounts receivable from Lippert Components, Inc. were nil and 8 percent of total accounts receivable as of March 31, 2009 and 2008, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $349,066 and $211,571 as of March 31, 2009 and 2008, respectively. Trade accounts receivable from the Denver Regional Transportation District were nil and 20 percent of total accounts receivable as of March 31, 2009 and 2008, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled zero as of March 31, 2009 and 2008.

Contract services revenue derived from contracts with agencies of the U.S. Government and from subcontracts with U.S. Government prime contractors totaled $1,989,872, $2,329,248 and $2,313,856 for the years ended March 31, 2009, 2008 and 2007, respectively, which was 23 percent, 31 percent and 35 percent of total consolidated revenue, respectively. Accounts receivable from government-funded contracts represented 6 percent and 12 percent of total accounts receivable as of March 31, 2009 and 2008, respectively.

(12) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Short-term investments:

The carrying value of these instruments is the amortized cost of short-term investments which approximates fair value. See Note 1(d).

Long-term debt:

The carrying amount of our long-term debt approximates fair value because the interest rate on this debt approximates the interest rate currently available on similar financing offering comparable security to the lender.

(13) Fair Value Measurements

Liabilities measured at fair value on a recurring basis as of March 31, 2009 are summarized below:

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices In Active Markets For Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deferred Compensation under executive employment agreements [1]	$ 1,073,549	-	-	1,073,549

Note(1) $397,834 included in current liabilities and $675,715 included in long term liabilities on our consolidated balance sheet as of March 31, 2009.

Liabilities measured at fair value on a recurring basis as of March 31, 2008 are summarized below:

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices In Active Markets For Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deferred Compensation under executive employment agreements [1]	$ 997,873	-	-	997,873

Note(1) $364,000 included in current liabilities and $633,873 included in long term liabilities on our consolidated balance sheet as of March 31, 2008.

Deferred compensation under executive employment agreements represents the future compensation potentially payable under the retirement and voluntary termination provisions of executive employment agreements. The value of the Level 3 liability in the foregoing table was determined under the income approach, using inputs that are both unobservable and significant to the value of the obligation including changes in the company's credit worthiness and changes in interest rates.

A summary of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) for the Fiscal Year Ended	
	March 31, 2009	March 31, 2008
	Deferred Compensation On Executive Employment Agreements	Deferred Compensation On Executive Employment Agreements
Balance at beginning of fiscal year	$ 997,873	545,539
Total gains or losses (realized and unrealized):		
Included in earnings	75,676	452,334
Included in other comprehensive income	-	-
Purchases, sales, issuances, and settlements, net	-	-
Transfers in (out) of Level 3	-	-
Balance at the end of fiscal year	$ 1,073,549	997,873
Loss for the period included in earnings attributable to the Level 3 liability still held at the end of the period	$ 75,676	452,334

(14) 401(k) Employee Benefit Plan

We have established a 401(k) Savings Plan ("401K Plan") under which eligible employees may contribute up to 15 percent of their compensation. Employees over the age of 18 who have been employed by us at least six months are eligible to participate in the 401K Plan. At the direction of the participants, contributions are invested in several investment options offered by the 401K Plan. We currently match 33 percent of participants' contributions, subject to certain limitations. These matching contributions vest ratably over a three-year period. Matching contributions to the 401K Plan were $82,355, $75,028 and $65,658, for the years ended March 31, 2009, 2008, and 2007, respectively.

(15) Segments

At March 31, 2009, we had two reportable segments: technology and power products. Our reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different business strategies. The technology segment encompasses our technology-based operations including core research to advance our technology, application and production engineering and product development and job shop production of prototype components. The power products segment encompasses the manufacture and sale of permanent magnet motors and electronic controllers. Salaries of the executive officers and corporate general and administrative expense are allocated to our segments annually based on factors established at the beginning of each fiscal year. The percentage allocated to the technology segment and power products segment for the fiscal year ended March 31, 2009 was 76 percent and 24 percent, respectively. The percentage allocated to the technology segment and power products segment for the fiscal years ended March 31, 2008, and 2007 were 75 percent and 25 percent, and 61 percent and 39 percent, in each year, respectively. Intersegment sales or transfers, which were eliminated upon consolidation, were $970,277, $710,416 and $143,880 for the years ended March 31, 2009, 2008, and 2007, respectively.

The technology segment leases office, production and laboratory space in a building owned by the power products segment, based on a negotiated rate for the square footage occupied. Intercompany lease payments, were $174,000, $169,562 and $184,164 for the years ended March 31, 2009, 2008, and 2007, respectively, and were eliminated upon consolidation.

The following table summarizes significant financial statement information after deducting intersegment eliminations of each of the reportable segments as of and for the year ended March 31, 2009:

	Technology	Power Products	Total
Revenue	$ 5,455,934	3,272,377	8,728,311
Interest income	$ 194,384	4,563	198,947
Interest expense	$ -	(33,387)	(33,387)
Depreciation and amortization	$ (312,154)	(234,689)	(546,843)
Impairment of long-lived assets	$ -	-	-
Impairment of inventories	$ (28,546)	(13,067)	(41,613)
Impairment of investment	$ (89,369)	-	(89,369)
Segment loss	$ (4,123,174)	(278,845)	(4,402,019)
Total assets	$ 8,840,077	3,582,755	12,422,832
Expenditures for long-lived segment assets	$ (579,932)	(7,110)	(587,042)

The following table summarizes significant financial statement information after deducting intersegment eliminations of each of the reportable segments as of and for the year ended March 31, 2008:

	Technology	Power Products	Total
Revenue	$ 4,391,213	3,117,109	7,508,322
Interest income	$ 454,466	8,782	463,248
Interest expense	$ -	(40,652)	(40,652)
Depreciation and amortization	$ (223,815)	(213,984)	(437,799)
Impairment of long-lived assets	$ (820)	(10,335)	(11,155)
Impairment of inventories	$ -	-	-
Impairment of investment	$ -	-	-
Segment loss	$ (3,874,639)	(711,466)	(4,586,105)
Total assets	$ 12,511,384	3,891,162	16,402,546
Expenditures for long-lived segment assets	$ (610,303)	(243,917)	(854,220)

Notes to Consolidated Financial Statements, Continued

The following table summarizes significant financial statement information after deducting intersegment eliminations of each of the reportable segments as of and for the year ended March 31, 2007:

	Technology	Power Products	Total
Revenue	$ 4,026,255	2,626,939	6,653,194
Interest income	$ 439,460	6,118	445,578
Interest expense	$ -	(47,422)	(47,422)
Depreciation and amortization	$ (244,401)	(169,921)	(414,322)
Impairment of long-lived assets	$ -	(889)	(889)
Impairment of inventories	$ -	-	-
Impairment of investment	$ -	-	-
Segment loss	$ (2,870,307)	(561,050)	(3,431,357)
Total assets	$ 10,168,939	3,843,668	14,012,607
Expenditures for long-lived segment assets	$ (162,690)	(241,091)	(403,781)

(16) Commitments and Contingencies

Employment Agreements

The Company has entered into Employment Agreements with Messrs. Rankin, French, Burton and Lutz pursuant to which each has agreed to serve in his present capacity for a five year term expiring on August 22, 2012. Pursuant to the Employment Agreements, Messrs. Rankin, French, Burton and Lutz shall receive an annual base salary of $327,000, $217,000, $195,000 and $177,000, respectively. Each executive also receives the use of an automobile and may receive bonuses, stock awards and stock options.

Messrs. Rankin and French's Employment Agreements provide that if employment is terminated by the Company or the executive without cause during or after the term of the agreement upon attaining twenty years of service as an officer, or upon retirement after attaining age 62 1/2, the officer shall receive 24 months salary. If the officer voluntarily terminates his employment after attaining twenty years of service as an officer and provides at least six months notice, he shall receive one month of pay for each year of service as an officer up to a maximum payment of 24 months pay. If the executive has less than twenty years of service or does not provide at least six months notice, he shall receive three months salary, unless the Company is in default under the Agreement, which shall be considered termination by the Company without cause.

Messrs. Burton and Lutz's Employment Agreements provide that if employment is terminated by the Company or the executive without cause during or after the term of the agreement, the officer shall receive the greater of six months pay or one month of pay for each year of service as an officer. If the officer voluntarily terminates his employment and provides at least six months notice, he shall receive six months pay. If the executive does not provide at least six months notice, he shall receive two months salary, unless the Company is in default under the Agreement, which shall be considered termination by the Company without cause. If the Executive provides at least six months notice of his voluntary retirement after attaining 62 1/2 years of age, executive shall receive a total payment consisting of one month of pay for each year of service as an officer plus six months of pay, up to a maximum total payment of 24 months pay.

Messrs. Rankin, French, Burton and Lutz's Employment Agreements provide that upon termination by the Company following a hostile change of control of the Company, the officer shall receive twice the payment due on a termination by the Company. If an officer dies during employment, his estate shall receive three months compensation. If the officer elects to retire at 62 1/2 years of age or upon attaining 20 years of service with the Company, the officer shall be entitled to continue to participate in the Company's group health insurance plan (at the same cost as employees) until attaining age 65.

The employment agreements further provide that the Company shall maintain at its expense, life insurance coverage on Messrs. Rankin, French, Burton and Lutz payable to their designees in an amount equal to three times the annual compensation payable to each executive.

The aggregate future base salary payable to these four executive officers under the Employment Agreements over their remaining forty-one month term is $3,129,667. In addition, the Company has recorded a liability of $1,073,549 representing the potential future compensation payable to Messrs. Rankin, French, Burton and Lutz under the retirement and voluntary termination provisions of their Employment Agreements.

Lease Commitments

At March 31, 2009 there were no operating leases with initial non-cancelable terms in excess of one year.

Rental expense, after deducting sublease payments of zero, zero and $185,500 for the years ended March 31, 2009, 2008 and 2007, respectively, was $59,648, $59,400 and $66,644.

Litigation

In November 2007, we filed an arbitration claim with the American Arbitration Association ("AAA") against Phoenix MC, Inc., as successor by merger to Phoenix Motorcars, Inc. ("Phoenix") seeking damages for Phoenix's breach of the Purchase and Supply Agreement between Phoenix and UQM Technologies, Inc. dated January 12, 2007. The matter was heard by an AAA arbitration panel (the "Panel") in December 2008. On February 24, 2009, the AAA notified us of the Panel's findings that Phoenix had materially breached the Agreement and awarded monetary damages to us in the amount of $5,309,649. In addition, the Panel awarded us post-award interest at the rate of 10 percent per annum on the unpaid amount of the award subsequent to February 6, 2009. On April 27, 2009, Phoenix filed a Chapter 11 Bankruptcy petition with the U.S. Bankruptcy Court. As a result of the bankruptcy filing, efforts to collect on the arbitration award are stayed. At this time, whether, to what extent, and when, we will be able to recover any of the amounts that Phoenix owes is uncertain.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow, although adverse developments in these matters could have a material impact on a future reporting period.

(17) Interim Financial Data (Unaudited)

	Quarters Ended			
	June 30	September 30	December 31	March 31
Fiscal year 2009				
Sales	$ 1,793,355	2,277,331	2,873,595	1,784,030
Gross profit	$ 194,260	415,114	863,560	292,710
Net loss	$ (999,715)	(1,538,111)	(764,101)	(1,100,092)
Net loss per common share basic and diluted:	$(0.04)	(0.06)	(0.03)	(0.04)

Notes to Consolidated Financial Statements, Continued

	Quarters Ended			
	June 30	September 30	December 31	March 31
Fiscal year 2008				
Sales	$ 1,454,452	1,990,591	1,714,858	2,348,421
Gross profit	$ 28,903	363,902	273,570	410,488
Net loss	$ (1,128,751)	(1,139,894)	(1,306,996)	(1,010,464)
Net loss per common share basic and diluted:	$(0.05)	(0.04)	(0.05)	(0.04)

	Quarters Ended			
	June 30	June 30	June 30	June 30
Fiscal year 2007				
Sales	$ 1,301,332	1,614,218	1,726,526	2,011,118
Gross profit	$ 122,131	121,840	153,186	266,144
Net loss	$ (762,796)	(879,570)	(824,019)	(964,972)
Net loss per common share basic and diluted:	$(0.03)	(0.04)	(0.03)	(0.04)

(18) Valuation and Qualifying Accounts

		Additions			
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended March 31, 2009					
Not deducted from asset accounts:					
Accrued warranty cost	$ 117,645	121,776	-	154,976 (A)	84,445
Year ended March 31, 2008					
Not deducted from asset accounts:					
Accrued warranty cost	$ 74,850	98,434	-	55,639 (A)	117,645
Year ended March 31, 2007					
Not deducted from asset accounts:					
Accrued warranty cost	$ 39,480	85,955	-	50,585 (A)	74,850

Note (A) Represents actual warranty payments for units returned under warranty.

Board of Directors

William G. Rankin
Chairman of the Board
President and Chief Executive Officer

Donald A. French
Treasurer, Secretary and Chief Financial Officer

Lieutenant General Jerome Granrud (ret.)
Consultant

Stephen J. Roy
Principal
STL Capital Partners, LLC

Joseph P. Sellinger
Retired Vice President and Group Executive
of Anheuser Busch Companies

Donald W. Vanlandingham
Consultant, Cadwest LLC
Retired Chairman
Ball Aerospace and Technology Corporation

Executive Officers

William G. Rankin
Chairman of the Board
President and Chief Executive Officer

Donald A. French
Treasurer, Secretary and Chief Financial Officer

Ronald M. Burton
Senior Vice President of Operations

Jon F. Lutz
Vice President of Technology

Business Units

Product Engineering Center and Corporate Headquarters

UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 303-278-2002
Fax: 303-278-7007
www.uqm.com

Manufacturing

UQM Power Products, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 303-278-2002
Fax: 303-278-7007

Corporate Information

Auditors
Grant Thornton LLP
Denver, CO

Legal Counsel
Holme Roberts & Owen, LLP
Denver, CO

Investor Relations
For copies of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q at no cost, or for additional information, please contact:

Investor Relations
Tel: 303-278-2002
Fax: 303-278-7007

or visit our web site at www.uqm.com

Transfer Agent
Computershare Trust Company, Inc.
P.O. Box 43070
Providence, RI 02940-3020
Tel: 800-962-4284
303-262-0600
Fax: 303-262-0700
www.computershare.com

Annual Meeting
Tuesday, August 11, 2009
10 a.m. Mountain Daylight Time
The Golden Hotel
800 Eleventh Street
Golden, Colorado 80401
(303) 279-0100

Stock Listings
UQM Technologies, Inc. common stock is listed on the NYSE Amex, Pacific, Chicago, Berlin and Frankfurt Stock Exchanges, under the ticker symbol UQM.


UQM
UQM Technologies
7501 Miller Drive, PO Box 439
Frederick, CO 80530
303-278-2002 Fax 303-278-7007
www.uqm.com